VICEROY EXPLORATION LTD.

Annual Information Form

For the year ended December 31, 2005

Dated as of March 21, 2006

#520 – 700 West Pender Street
Vancouver, BC
V6C 1G8
Tel: 604-669-4777 Fax: 604-696-0212

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form (the “AIF”), Viceroy Exploration Ltd., together with its subsidiaries, as the context requires, is referred to as “Viceroy” or the “Company”. All information contained herein is as at March 21, 2006, unless otherwise stated.

Financial Statements

This AIF should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended December 31, 2005. The financial statements and management's discussion and analysis are available at www.viceroyexploration.com and under the Company's profile on the SEDAR website at www.sedar.com. All financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Currency Presentation and Exchange Rate Information

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

The closing, high, low and average exchange rates for the Canadian dollar in terms of US dollars for the three years ended December 31, 2005, 2004 and 2003, as reported by the Bank of Canada, were as follows:

	Year Ended December 31
	2005	2004	2003
Closing	$0.8577	$0.8333	$0.7751
High	0.8690	0.8547	0.7751
Low	0.7872	0.7194	0.6369
Average(1)	0.8254	0.7692	0.7142

(1)	Calculated as an average of the daily noon rates for the period

Conversion Table

All data and information is presented in metric units. For this report the following conversion factors are used:

2.47 acres	=	1 hectare	0.4047 hectares	=	1 acre
3.28 feet	=	1 m	0.3048 m	=	1 foot
0.62 miles	=	1 km	1.609 km	=	1 mile
0.032 ounces (troy)	=	1 gm	31.103 grams	=	1 ounce (troy)
1.102 tons (short)	=	1 tonne	0.907 tonnes	=	1 ton
0.029 ounces/ton	=	1 gm/tonne	34.28 gm/tonne	=	1 ounce/ton

1 ppm	=	1 gm/tonne
1 ounce/ton	=	34.286 ppm
1%	=	10,000 ppm

Definitions and Technical Terms

Capitalized terms, that are not otherwise defined in the body of this AIF, and technical terms are defined in “Glossary of Technical Terms and Definitions” herein.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to Viceroy, certain information contained herein constitutes forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Viceroy to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Annual Information Form. Although Viceroy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning the Company's Gualcamayo Property.

Canadian standards differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any party of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures.

GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

In this AIF, the following terms have the following meanings:

Argentine Properties	Includes the Gualcamayo property and the Las Flechas, Salamanca, Evelina and La Brea/Las Carachas properties, substantially all located in the San Juan province, Argentina.

assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Ag	Silver

Au	Gold

breccia	Rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

carbonate	A mineral containing the radical CO3.

Cateo

A cateo is an exploration permit granted for a period of up to 1,100 days which allows the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of minas within the area and adjacent owners of mining rights. Through exploration, the owner of the cateo may make and file manifestaciones of discovery and petition the mining office for the granting of minas. A cateo may be up to 10,000 hectares in size.

Contained Ounces	Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

disseminated	Mineralization scattered through a volume of host rock.

geology	A science that deals with the history of the earth as recorded in rocks.

grade

The concentration of an ore metal in a rock sample, given either as weight percent for base metals or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious metals. The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

v

g/t	Grams per tonne

ID3 Model

Also referred to as Inverse Distance Weighting: Block values are estimated based on the weighted values of data points closest to the block centroid. The weighting is the inverse of the distance of the data point from the centroid raised to a specific power. The higher the power the closer the estimate becomes to a nearest neighbor interpolation. The most common power is 2 but higher powers may be used in order to reduce smoothing of grades.

intrusive/intrusion	An igneous rock that was once molten and has “intruded” into pre-existing rocks in that state, after which it cools.

Kriged Model

Also referred to as BLUE (best, linear, unbiased estimator), is a method of determining a weighted average in such a way that the geostatistical estimation variance of the weighted average is minimized. Kriging utilizes the spatial relationship between samples, as quantified by the semivariogram, to provide weights for the estimation of the unknown point or block. Kriging has many variations but the most commonly used is ordinary (or linear) kriging.

manifestaciones

In Argentina, manifestaciones of discovery are official notices filed with the mining department indicating that the person filing (who must be the owner of the cateo in an area covered by a cateo) has made a discovery. The filing and acceptance of such a notice constitutes the first step in converting a discovery to a mina. A manifestacion of discovery may cover one or more claims in the case of either a vein or disseminated deposit. The size of the manifestaciones and the annual payments are the same as those for minas.

MASA	Minas Argentinas S.A., an indirect 100% owned Argentinean subsidiary which holds all of the Company’s Argentinean assets.

Mina

A mina, or mineral concession, is a real property interest that grants the right to explore or exploit on a permanent basis for as long as the right is diligently, utilized and semi-annual payments per claim are made. A mina may consist of one or several claims or “pertinencias”. In the case of vein deposits, each claim is a maximum of 200 by 300 m or six hectares; for disseminated deposits, each claim is up to one square km or 100 hectares.

mineral reserve

Securities and Exchange Commission Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission defines a ‘reserve’ as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

mineral resource

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a “Mineral Resource” as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 – “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” of the Securities and Exchange Commission does not define or recognize resources. As used in this Annual Information Form, “resources” are as defined in National Instrument 43-101.

mineralization	Minerals of value occurring in rocks.

MRDI	Mineral Resources Development Inc., an independent geological consulting firm

NI 43-101	National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators

ore	A naturally occurring material from which one or more minerals may be mined and sold at a profit, or from which some part may be profitably separated.

ppm	Parts per million

QA/QC	Quality Assurance/Quality Control

QDD	Quebrada del Diablo, a gold bearing carbonate zone on the Gualcamayo property.

RC	Reverse circulation.

skarn	A style of alteration characterized by iron and magnesium bearing aluminosilicate materials such as garnet and diopside.

sulphide	A compound containing sulphur and some other metal.

TSX	The Toronto Stock Exchange

TSX-V	TSX Venture Exchange

CORPORATE STRUCTURE

Name, Address and Incorporation

Viceroy was incorporated on March 31, 2003 under the Company Act (British Columbia) (the “Company Act”).

In March 2004, the Province of British Columbia adopted the Business Corporations Act (British Columbia) (the “Business Corporations Act”), which replaced the Company Act. In 2004, the Company took steps to bring its charter documents into conformity with the Business Corporations Act and filed the Company’s Notice of Articles, which replaced its “Memorandum”, with the British Columbia Registrar of Companies and amended its Articles.

The Company’s head office and the registered and records office, are located at Suite 520 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada.

Intercorporate Relationships

The following chart sets out the Company’s corporate structure, including its material subsidiaries, as at the date of this AIF:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Viceroy Arrangement

The Company entered into an agreement dated May 15, 2003 to participate in a statutory plan of arrangement (the “Viceroy Arrangement”) involving Viceroy Resource Corporation (“Viceroy Resource”), Quest Investment Corporation , Avatar Petroleum Inc., Arapaho Capital Corp., SpectrumGold Inc., Oro Belle Resources Corporation (“Oro Belle”) and 650399 B.C. Ltd. The Viceroy Arrangement was approved by the Supreme Court of British Columbia and was completed on June 30, 2003. On completion of the Viceroy Arrangement, the following events took place in order to complete the Company’s corporate organization:

1.

Oro Belle was formerly a wholly owned subsidiary of Viceroy Resource that owned Viceroy Resource’s Argentine mineral exploration assets (the “Argentine Properties”) and held approximately $500,000 cash. All of the issued shares of Oro Belle were exchanged by Viceroy Resource for an aggregate of 13,800,000 common shares of the Company and thereby the Company became the sole shareholder of Oro Belle and owner of the Argentine Properties.

2.	In conjunction and concurrent with these share exchanges, Viceroy Resource distributed 11,150,400 of the Company’s common shares to the shareholders of Viceroy Resource effective as of June 30, 2003.

The Company did not carry on any material business operations from March 31, 2003, the date of the Company’s incorporation, to June 30, 2003, the date of the closing of the Viceroy Arrangement.

Pursuant to the Viceroy Arrangement, the Company acquired a portfolio of Argentinean exploration properties with a value of $6.016 million, of which $5.256 million was ascribed to the Gualcamayo property. Since this acquisition, the Company has spent an aggregate of $13.843 million to the end of 2005 on acquisition and exploration expenditures, primarily on the Gualcamayo property which is the Company’s main focus.

Trillion Arrangement

On July 12, 2003, the Company executed a letter agreement (“Letter Agreement”) providing for the acquisition of all the shares of Consolidated Trillion Resources Ltd., (“Trillion”), on the basis of 1 of the Company’s shares for 0.7 of a Trillion share, by way of a statutory plan of arrangement under the Company Act (the “Trillion Arrangement”). Closing of the Trillion Arrangement was conditional upon, among other things, receipt of all regulatory and shareholder approvals and the Company obtaining a listing on a recognized Canadian national stock exchange and raising a minimum of $1 million. On November 14, 2003, the Company was granted a Tier 1 listing on the TSX Venture Exchange (“TSX-V”) under the symbol “VYE”. On November 18, 2003, the Company closed a private placement of 4,200,000 units at $0.50 per unit for a total consideration of $2,100,000. Each unit consisted of one common share and one share purchase warrant granting the holder the right to purchase one common share of the Company at a price of $0.60 until November 18, 2006. The Company issued 6,471,158 common shares to the shareholders of Trillion on completion of the Trillion Arrangement.

The Trillion Arrangement closed on December 2, 2003 and resulted in the Company acquiring all of the common shares of Trillion and merging Trillion with Oro Belle to continue under the name Oro Belle. Prior to the completion of the Trillion Arrangement, Trillion's common shares were registered pursuant to Section 12(g) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). As a result of the exchange of our common shares for Trillion common shares, the Company’s common shares were deemed registered under the Exchange Act by application of Rule 12g-3(a) of the Exchange Act. Viceroy is the successor issuer to Trillion in this transaction.

Concurrent with closing of the Trillion Arrangement, Patrick Downey was appointed the Company’s president and chief executive officer (“CEO”). Mr. Downey was previously president and CEO of Trillion. Ronald Netolitzky resigned as the Company’s president and remained as Chairman.

Pursuant to the Trillion Arrangement, the Company acquired cash of $2,816,280 and an account receivable of $100,000 (refer to Management’s Discussion and Analysis, Result of Operations for further information on this account receivable).

Tenke Option Agreement

In April, 2004, the Company reached an agreement with Desarrollo de Prospectos Mineros, S.A. (“Deprominsa”), a subsidiary of Tenke Mining Corp. (“Tenke”), a TSX listed company, whereby Deprominsa may earn a one-time 75% interest in the Company’s Las Flechas property through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5 years. Deprominsa completed a first phase of soil geochemistry and geological mapping and sampling in the 2004-05 season. Results to date have been encouraging and Deprominsa have informed the Company that it intends to proceed to the next phase of exploration in the 2006-07 season. Trenching is planned prior to the end of the current field program, with a goal of delineating drill targets for the 2006/07 field season, if warranted.

Independent Resource Estimate Update

In November 2004, the Company released a new resource estimate on the Gualcamayo property. The report completed by Ronald G. Simpson, P.Geo. (“Simpson”), principal of GeoSim Services Ltd., an independent qualified person as defined by NI 43-101, estimated the measured and indicated resource at the Quebrada del Diablo (“QDD”) deposit to be 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Inés deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes averaging 2.82 g/t Au (192,000 ounces) using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes grading 1.88 g/t Au (176,000 ounces).

Preliminary Economic Assessment

In January 2005, AMEC Americas Limited ("AMEC") completed a Preliminary Economic Assessment on the QDD zone in accordance with NI 43-101. Highlights of the Preliminary Economic Assessment include:

(a)	average annual gold production over a projected 10 year mine life of 96,195 ounces based on 80% recovery from a heap-leach operation;

(b)	average cash costs of US$133 per ounce;

(c)	capital of US$55.7 million;

(d)	sustaining capital over the 10 year life of mine of US$14.4 million; and

(e)	projected after-tax internal rate of return of 32.3% based on US$400 per ounce of gold.

The above numbers are based on order of magnitude level estimates, with an accuracy of ±35%. As recommended by AMEC, the Company is proceeding towards feasibility, which will incorporate any additional resources at QDD, Amelia Inés and Magdalena not already incorporated in the Resource Report.

The Preliminary Economic Assessment is based partially on inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, therefore there is no certainty that the results predicted by the Preliminary Economic Assessment will be realized. United States investors are cautioned that the United States Securities and Exchange Commission does not permit U.S. mining companies to disclose economic results from a preliminary economic assessment based on inferred resources.

TSX Listing

On May 2, 2005, the Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) and were delisted from the TSX-V.

Financings

On July 5, 2005, the Company completed a bought deal financing for a total of 5,750,000 common shares for gross proceeds of $18,687,500.

Subsequent to the year ended December 31, 2005, the Company completed on February 16, 2006, a bought deal financing for a total of 9,600,000 common shares for gross proceeds of $60,000,000.

Proceeds from both financings are being used to advance the exploration and development of the Gualcamayo project and for general working capital purposes.

DESCRIPTION OF THE BUSINESS

Summary

Since the completion of the Viceroy Arrangement on June 30, 2003, the Company’s focus has been the exploration and advancement of the Argentinean mineral properties, with particular emphasis on its most advanced property, the 100% held Gualcamayo gold property in San Juan, Argentina (the "Gualcamayo Property"). In addition, the Company has four other properties which consist of, the Salamanca property (the "Salamanca Property") located north of the Gualcamayo Property on the border between San Juan and La Rioja Provinces of Argentina, and the Las Flechas property, the Evelina property and the La Brea/Las Carachas property all of which are located in the High Andes in northwest San Juan Province. These properties together with the Gualcamayo Property are collectively called the "Argentine Properties".

The Company has conducted two phases of drilling on the Gualcamayo Property. The first phase included an 11,920 m reverse circulation (“RC”) drilling program and was completed from April to August 2004. The second phase of drilling began in December 2004 and was completed in December 2005 with approximately 27,000 m of RC and diamond drilling. Detailed results are discussed herein under “Gualcamayo Property – Results and Interpretation”. Drilling continues on the Property with two diamond drills and one truck mounted RC rig on site. A fourth rig (diamond drill) was delivered to the project in late February and a fifth rig (RC) has been scheduled for arrival by April 2006.

The Company’s Vancouver head office is located at Suite 520 – 700 West Pender Street, Vancouver, BC.

During the fiscal year ended December 31, 2005, the Company had 7 employees at its head office in Vancouver and 56 in Argentina. The Company also retains the services of consultants as required. Together, employees and consultants have the required skills and knowledge to support the operations of the Company, including geological, financial and other.

Subsequent to completion of the first phase 11,920 m RC drilling program, the Company released an updated resource estimate on the Gualcamayo Property in November 2004. This was followed by a Preliminary Economic Assessment in January 2005 which recommended proceeding towards feasibility.

In the 2006 first quarter, the Company plans to carry out a new resource estimate followed by an updated Preliminary Economic Assessment, to continue drilling and to begin the feasibility study.

Concurrent with the second phase drill program on the three main zones of mineralization the Company completed a regional exploration program within and around the main Gualcamayo land holdings. The results of this surface sampling and mapping program were successful in outlining new zones of mineralization at Pirrotina, Mina San Jose and Quebrada Perdida. Subsequent to this sampling and mapping program, a regional aeromagnetic survey was flown to help outline the intrusive bodies and determine favourable structures. Further mapping and sampling is ongoing and the Company plans to commence limited drilling of the Pirrotina and Perdida targets by the end of the first quarter of 2006.

Gualcamayo Property

Property Description and Location

The Gualcamayo Property, which is the Company’s material project, is located in northern San Juan Province, Argentina, approximately 180 km north of the provincial capital of San Juan.

The main Gualcamayo block consists of one Cateo and 57 Minas, as shown in the table below. Fifty-five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and one Mina (Perico) lies wholly outside the Cateo. This area is the subject of the NI 43-101 reports dated December 8, 2004 and filed on SEDAR December 8, 2004 (“Simpson, 2004”) and January 13, 2005, respectively. Six (6) contiguous Minas known as the Virgen de Lourdes Property, in which the Company does not hold an interest and which cover a 50 hectare area, lie within the main Gualcamayo Property block.

Main Gualcamayo Block

File Number	Name	Type	Size (Ha)*
339189-L-93	Unnamed (Rio Piojos)	Cateo	7,128
157563-O-76	Jorge Alfredo	Mina	6
156084-O-75	Don Felipe	Mina	6
157.233-A-77	Patrimonio I	Mina	24
157.316-P-77	Patrimonio IV	Mina	24
157.232-A-77	Patrimonio	Mina	24
157.315-A-77	Patrimonio III	Mina	24
58-B-50	Leticia	Mina	6
258.891-C-84	Aconcagua	Mina	24
258.894-C-84	Alaya	Mina	24
258.903-C-84	Alfarcito	Mina	24
195.016-B-82	Alicia	Mina	12

17-B-50	Amelia Inés	Mina	12
258.904-C-84	Ampacama	Mina	24
258.888-S-84	Ansilta	Mina	24
258.877-S-84	Atutia	Mina	24
258.886-S-84	Batea	Mina	24
22-M-50	Beatriz Eugenia	Mina	12
258.879-S-84	Caparro	Mina	24
156.089-O-75	Chacho	Mina	6
258.899-C-84	Chani	Mina	24
2.504-B-67	Chela	Mina	36
258.893-C-84	Cerro Tamberias	Mina	24
258.878-S-84	Colanguil	Mina	24
258.901-C-84	Coranzuli	Mina	24
195.017-B-82	Diana	Mina	12
258.882-S-84	El Chivato	Mina	24
157.564-M-76	El Filo	Mina	6
2.502-B-67	Elsa	Mina	36
62-G-43	Gral. Belgrano	Mina	12
19-B-50	Hilda Edith	Mina	12
259.052-C-84	Irigoyen	Mina	24
258.885-S-84	Lagañoso	Mina	24
2.437-B-65	Los Ranchos	Mina	12
20-B-50	Magdalena	Mina	12
18-B-50	Maria	Mina	13
258.892-C-84	Mercedario	Mina	24
258.884-S-84	Mondaca	Mina	24
156.085-M-75	Ojo De Agua	Mina	6
258.898-C-84	Panacam	Mina	18
157.234-A-77	Patrimonio II	Mina	24
259.053-C-84	Perico	Mina	24
2.436-B-65	Portezuelo	Mina	12
258.900-C-84	Pululus	Mina	25
165-M-49	Puntilla Blanca	Mina	6
258.902-C-84	Quevar	Mina	24
16-B-50	San Nicolas De Bari	Mina	18
258.897-C-84	Sosneado	Mina	24
2.501-B-67	Susana	Mina	24
258.881-S-84	Tambillos	Mina	24
258.887-S-84	Teatinos	Mina	24
258.895-C-84	Tontal	Mina	24
258.889-S-84	Tortolas	Mina	24
258.890-S-84	Villicum	Mina	24
258.883-S-84	Yanso	Mina	24
258.880-S-84	Zancarron	Mina	24
414-1192-M-05	Gualcamayo 1	Mina	2,443
414-1193-M-05	Gualcamayo 2	Mina	2,435
Total Size (Ha)			7,128

* Numbers in italics indicate overlap between Minas Argentinas S.A.(“MASA”) Mina and Cateo

The area surrounding the main Gualcamayo block, which has not been as extensively explored as the main block and which does not contain any resource, includes the following contiguous land holdings, with the exception of the Cerro Penon, Volcan 1 and Volcan 2 Cateos which lie to the west.

Surrounding Gualcamayo Cateos and Minas

File Number	Name	Type	Size (Ha)*
545575-S-94	Unnamed	Cateo	2,800
1210 F18-95	Cerro Saltito N° 1	Mina	400
1211-F18-95	Cerro Saltito N° 2	Mina	266
1212-F18-95	Cerro Saltito N° 3	Mina	663
1213-F18-95	Cerro Saltito N° 4	Mina	200
1214-F18-95	Cerro Saltito N° 5	Mina	245
1215 F18-95	Cerro Saltito N° 6	Mina	220
2249-T-62	San José	Mina	12
1.151-L-95	Unnamed (Ernie)	Cateo	1,200
520-0453-99	La Esperanza I	Mina	353
1114-F18-95	Sony	Mina	400
1115-F18-95	Domingo	Mina	1,101
1116-F18-95	Roki	Mina	1,100
1117-F18-95.	Tachi	Mina	1,893
1118-F18-95	Merval	Mina	600
1119-F18-95	Alfredo	Mina	1,064
425.053-M-2001	Vancouver I	Mina	2,597
0948 F18-95	Unnamed (Cerro Penon)	Cateo	700
425-169-M-00	Suzy	Mina	4,924
425-267-M-00	Unnamed (Liz)	Cateo	2,434
414-563-M-04	Daniela	Mina	305
414-1204-M-05	Unnamed (Volcan 1)	Cateo	9,752
414-1205-M-05	Unnamed (Volcan 2)	Cateo	9,955
414-1392-M-05	Unnamed (Vancouver 2)	Cateo	3,792
414-1104-M-05	Unnamed (Gualcamayo Este)	Cateo	1,200
Total Size (Ha)	41,742

* Numbers in italics indicate overlap between MASA Mina and Cateo

Property Size

The Gualcamayo Property covers the main block of 7,128 hectares and the surrounding area of 41,742 hectares, for a total of 48,870 hectares.

Ownership

The Gualcamayo Property is owned 100% by Minas Argentinas S.A (”MASA”), subject to the royalties described herein.

Agreements and Royalties

The Gualcamayo Property is not the subject of any existing or proposed options, joint ventures or other agreements. Royalties on the property are as follows:

1.	a 1% Net Smelter Return royalty (“NSR”) on production from the Gualcamayo Property is payable to Inversiones Mineras Argentinas Inc. (“IMA”);

2.	a 1% NSR, capped at $US200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia Minas is payable to the Lirio Family;

3.	a 1.5% NSR, capped at $US500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo.

The Company is unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

Following the official granting of mining rights the Environmental Protection Law for the Mining Industry in Argentina requires an Environmental Impact Report be submitted to the Environmental Provincial Management Unit (“EPMU”; Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines at the onset of prospecting, exploration and exploitation on the property.

Two exploration stage Environmental Impact Reports have been submitted and approved for the Gualcamayo Property by MASA, these consist of:

1.

Sanchez, A and Hernandez, M., Nov. 1997. Informe de Impacto Ambiental, Etapa de Exploración, Anexo II, Proyecto Hualcamayo" Expediente Nº: 520-1051-97, Approved by Resolution 285-HCM-98, June, 1998. The third update of this report was filed in January 2006 and is under review;

2.	Hernandez, M., Dec., 2000. Informe de Impacto Ambiental, Etapa de Exploración, Anexo II, Proyecto "Lajitas Tamberías", Expediente Nº 425-497-2000; approval pending.

Infrastructure and Accessibility

The project area is easily accessible from the city of San Juan by driving three hours north on paved Highway 40 and then via an 18 km gravel road to two exploration camps located approximately 0.5 km due north of the main QDD resource area. The main exploration camp is comprised of four permanent one storey buildings and nine weatherhaven tents which are used as an office, kitchen, sleeping quarters, washrooms and storage facilities. The second camp is located approximately 1.5 km northeast of the main camp and consists of 17 four person rooms, a large kitchen, washroom, shower facilities and a fully equipped first aid room. This camp was completed in June 2005. A core storage facility and an explosives shed have been constructed approximately 1.5 km northeast of the second camp. Well water in the Gualcamayo River basin is pumped to each camp and diamond drill rigs through a series of hoses and metal pipes. Construction began on a permanent access road to the project, a total distance of approximately 10 km, which will significantly reduce travel time to site.

The general services and infrastructure for the area are good. Drilling contractors, heavy machinery dealerships, repair services, parts, and fuel are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region.

The National power grid is located approximately 65 km from the project site. A proposed new high tension electrical line (Linea Minera) is planned to run adjacent to the project area. Electricity for exploration activities is supplied via generator.

Elevation ranges from 1,600 m to nearly 3,000 m. The most prominent physiographic feature is Quebrada del Diablo, a northwest trending structurally controlled 750 m long canyon with up to 400 m of near vertical relief.

The climate is semi-arid with summer highs exceeding 40° C and winter temperatures averaging 15° C with sub-zero temperatures reached, especially at night. July and August can experience snow accumulations to 15 cm above 2,000 m. The snow typically melts within one or two weeks. Aside from occasional flash flooding in the rainy season, January through March, no disruption of operation can be expected. Vegetation consists of thorny bushes and cactus. Wildlife is sparse and there is no agriculture within the project area.

History of Exploration

United States Investors are Referred to the Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources set forth in the Introductory Notes to this Annual Information Form.

History of exploration on the Gualcamayo can be obtained from the Technical Report entitled "Preliminary Assessment and Economic Evaluation of Quebrada Del Diablo Deposit, Gualcamayo Project" dated January, 2005 and the Technical Report entitled "Update on Resources: Gualcamayo Gold Project", dated December 8, 2004, both of which are available on Sedar at www.sedar.com.

The general area of what is now the Gualcamayo Property is known to have been worked by indigenous gold, silver, and/or copper miners through the first part of the twentieth century (Mincorp, 1988). Systematic exploration of what was then called the Hualcamayo Property was conducted between 1983 and 1988 by Exploraciones S.A. (Mincorp). In September, 1988, prior to the discovery of the QDD deposit, Mincorp compiled a summary of exploration in the project area to attract outside company interest in the project (Mincorp, 1988). Between 1996 and November 2002, the Gualcamayo Property was the subject of a joint venture between MASA and Mincorp. During 1999, Viceroy Resource completed designated exploration expenditures which were required for MASA to earn a 60% interest from Mincorp. In November 2002, MASA purchased Mincorp’s remaining 40% interest in the property for US$1.0 million to hold a 100% interest. Past exploration activities are summarized in the tables below.

Summary of exploration activities by past operators

YEAR	COMPANY	PROGRAM
Pre 1983	Small Miners	• High grade shear-hosted mineralization
1983 – 1988	Mincorp	• Map & sample Amelia Inés/Magdalena/ Belgrano areas • Underground sample program at Amelia Inés/Magdalena/Belgrano • Surface & underground drill program of Amelia Inés/Magdalena/Belgrano areas
1996 - 1997	MASA	• Mapping & reconnaissance sampling, Gualcamayo area • Discovery of breccia/sediment hosted gold mineralization at QDD
1998	MASA

   •      Cut channel samples at previous site rock-chip panel. Results consistent and higher
   •      Detail sample/map QDD 130 continuous rock-chip channel samples from road cut
   •      Contractor review of regional aeromagnetics
   •      Diamond drill QDD area
   •      Twinning of certain core drill holes with RC holes

1999	MASA	• Petrographic studies • Geologic mapping/sampling 1:500 scale • Diamond drill and RC drill QDD • Metallurgical test work on core and cuttings
2000	MASA	• Structural mapping (1:250 scale) coincident with geochem program • RC drill program

Summary of drilling by past operators at the QDD deposit.

Program/Year	Core (holes)	Core (m)	RC (holes)	RC (m)
MASA 1998	14	2,706
MASA 1999	19	3,337	9	1,400
MASA 2000			13	3,422
Total	33	6,043	22	4,822

Summary of drilling by past operators at the Amelia Inés and Magdalena deposits

Program/Year	Core (holes)	Core (m)	RC (holes)	RC (m)
Mincorp 1983-88	127	1,475
MASA 2000			2	311
Total	127	1,475	2	311

Mineral Resources Development, Inc. (“MRDI”) was contracted to confirm a resource estimate based on data from 33 core holes and 9 RC holes drilled during the 1998 and 1999 programs, prepared by Simpson, an independent consultant to Viceroy Resource.

The MRDI study reviewed the geology, parameters of the geological model, drilling and sampling procedures, QA/QC and the technical database. MRDI verified the model using independently derived grade distributions, variography and Kriged grade models. The comparisons of the two studies are presented below.

QDD resource model comparisons for drilling up to and including 99QD-042 (0.6 g/t cutoff)

Model	Category	Tonnes (000’s)	Grade (g/t Au)	Total oz (000’s)
MRDI (Kriged Model)	Indicated	18,441	1.104	655
	Inferred	18,779	1.153	696
MASA (Viceroy Resource) (ID3 Model)	Indicated	12,243	1.196	471
	Inferred	25,432	1.163	951

A revised geological resource was estimated by Simpson, in August 2001, for the Gualcamayo area using all drill data up to and including 00QDR-058. The updated estimate was based on new drill geological data collected during the 2000 program. The geologic resource estimate using a cutoff grade of 0.6 g/t Au is presented below.

August, 2001 QDD Revised Resource Estimate (0.6 g/t cutoff)

Category	Tonnes (000’s)	Grade (g/t Au)	Total oz (000’s)
Indicated (ID3 Model)	12,734	1.17	480
Inferred (ID3 Model)	22,449	1.02	734

The principal change between the two studies resulted from additional structural interpretation of mineralized zones based on detailed structural mapping, surface sampling and the 2000 drill results. The earlier MRDI and in-house results were strongly influenced by hole 98QD-027. MRDI concluded that it was not warranted to reduce or discount the resource blocks influenced by this hole.

Although the later interpretation and estimate reduced the total ounces, the waste to ore ratio and reliability of the resource estimate was significantly improved and the relative influence on the estimate by any one hole was reduced.

Based on 3,414 m of surface diamond drilling, 1,405 m of underground development on three levels, and 4,047 m of underground drilling from 79 holes, Mincorp identified three zones of gold mineralization at Amelia Inés. They named these the Betsy, Ana and Diana zones. Mincorp reported a resource estimate termed “proven and probable” using a specific gravity of 3 and cutoff grades of 1 g/t and 3 g/t .

1988 historic Amelia Inés inferred resource estimate (not NI 43-101 compliant)

Cutoff (g/t Au)	Tonnes (000’s)	Grade (g/t Au)	Total oz
1.0	1,010	5.77	187,394
3.0	436	9.30	130,383

A preliminary geologic resource was estimated for Amelia Inés by Simpson in June 1999 using Mincorp drill data and underground channel sampling (Dircksen, 2003). This estimate was classified as “inferred” for several reasons. At that time there was no rock density information available, the topographic control was poor and the geological model was thought to be overly simplified. Since a number of the channels had multi-gram gold grades a second estimate was performed to investigate the effect of capping at 30 g/t gold on the overall resource. The estimates are presented below.

June, 1999 Amelia Inés Inferred Resource Estimate (0.5 g/t cutoff)

Model	Tonnes (000’s)	Grade (g/t Au)	Total oz (000’s)
ID3 no capping	2,681	2.63	226,321
ID3 cap at 30 g/t Au	2,679	1.86	160,273

A preliminary geologic resource was estimated for Amelia Inés by Simpson in June 1999 using Mincorp drill data and underground channel sampling (Dircksen, 2003). This estimate was classified as “inferred” for several reasons. At that time there was no rock density information available, the topographic control was poor and the geological model was thought to be overly simplified. Since a number of the channels had multi-gram gold grades a second estimate was performed to investigate the effect of capping at 30 g/t gold on the overall resource. The estimates are presented below.

June, 1999 Amelia Inés Inferred Resource Estimate (0.5 g/t cutoff)

Model	Tonnes (000’s)	Grade (g/t Au)	Total oz (000’s)
ID3 no capping	2,681	2.63	226,321
ID3 cap at 30 g/t Au	2,679	1.86	160,273

Geology

The Gualcamayo Property is located along the eastern margin of the Precordillera of west central Argentina, immediately to the east of the Cordillera de Los Andes. The Precordillera consists of a series of north-south trending ranges comprised of Cambrian-Early Ordovician marine platform carbonates overlain by mid-Ordovician through Early Carboniferous marine clastic sediments, which are in turn overlain by late Carboniferous-Tertiary continental clastic sediments. Permo-Triassic and Tertiary granitic complexes locally intrude all sediments.

The Gualcamayo Property is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian La Flecha and Ordovician San Juan Formations, which are overlain by marine clastic sediments of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 m in thickness. The immediate project area is intruded by a dioritic-dacitic porphyry complex. Although the intrusive phases have not been differentiated, subtle compositional variations and contrasting structural emplacement suggests a complex intrusive history.

Three main mineral occurrences have been outlined on the Gualcamayo Property. These consist of the sediment-hosted disseminated gold QDD deposit and the skarn-hosted gold Magdalena and Amelia Inés deposits.

At QDD, gold mineralization is concentrated within stockwork-fractured carbonates, carbonate breccias and intrusive breccias. The mineralization can be described as low sulfide bearing (<3%) and is in a low silica system. At Amelia Inés and Magdalena, gold mineralization is present in sulphide-bearing skarns that have developed at carbonate/intrusive contacts.

Work by Viceroy

Summaries of drilling and surface sampling conducted by the Company since acquisition of the property in June, 2003, including dates the work was performed, are presented in tables below.

Summary of Exploration by the Company

YEAR	COMPANY	PROGRAM
June, 2003 to December, 2003	MASA	Rock geochem sampling Re-sampling of Anglo American drill core
January, 2004 to	MASA	Phase One RC drill program Rock geochem sampling Channel sampling Re-logging of drill core
November, 2004 to December 2005	MASA	Phase Two Diamond and RC drill program Rock geochem sampling Regional Exploration – Salamanca and surrounding Gualcamayo area
January, 2006 to March xx, 2006	MASA	2006 Program Diamond drill and RC program Rock geochem sampling Regional Exploration – surrounding Gualcamayo area

Summary of Drilling by the Company *

Program & Hole Numbers	Number of Holes	M Drilled	Program Dates	Core Diameter	Drill Hole Type	Primary Lab	Check Lab
Phase 1: 04QDR-059 to 04QDR-105	47	11,920	April to August 2004	Not applicable	RC	ALS- Chemex	Alex Stewart**
Phase 2: 04QDR-106 to 04QD-109 05QD-110 to 05QDR-230	127	27,000	November, 2004 to December, 2005	HQ, minor/NQ	RC & Diamond Drill Core	Alex Stewart	ALS- Chemex

*reflects data disclosed to March 21, 2006
** Alex Stewart Assayers Argentina, S.A. (“Alex Stewart”)

Summary of Surface Sampling by the Company

Date Collected	Saw Cut Channel Samples	Chip, Outcrop & Silt Samples	Total Samples	Primary Lab	Check Lab
October, 2003 to October, 2004	153	1,139	1,292	ALS-Chemex	Alex Stewart
November 2004 to December 2005	15	1,963	1,978	Alex Stewart	ALS-Chemex

Sampling Procedures

RC Drilling

The RC holes were drilled with a 5 ¼ bit and the drill material was collected on 2 m intervals using a dry cyclone system; 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, and then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15 kg). The two 25% split samples were bagged in heavy-duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an “R” following the sample number. The “Original” split was sent to the primary lab and the other “Reject” split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.

Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 m intervals averaged 63 kg with an interquartile range from 58 to 70 kg. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Diamond Drilling

Core samples are split in half, ideally on maximum 2 m intervals with exceptions of shorter intervals (min. 10 cm) based on pertinent geologic/mineralization breaks. One half is bagged in durable plastic bags with tamper-resistant plastic ties and sent for assay, with the second half retained in core boxes for reference.

Saw-Cut Channel Sampling

Channels were sawn 4 to 8 cm deep and 4 to 10 cm wide. The samples were then chipped by hammer and moil. Tarps were laid out along the sample trace to maximize collection of fines. Samples were bagged and sealed with tamper-resistant seals for shipping. Individual sample lengths ranged from 1.0 to 5.5 m and averaged 2.1 m. In some instances portions of the lines extended over talus or overburden. These sections were not sampled and were flagged as NS (no sample) in the database.

Grab Sample, Rock Chip and Silt Sampling

Rock chip grab samples were collected throughout the project area on a reconnaissance basis. Very little soil cover exists and therefore, the samples represent fairly continuous chip samples across outcrops and along road cuts. The samples were bagged and sealed with tamper-resistant seals for shipping.

Assay Laboratories, Sample Preparation and Analytical Methods

Two assay laboratories, ALS Chemex and Alex Stewart, have been used by Viceroy for analysis of samples from the Gualcamayo Property. Through the Phase One drill program ALS-Chemex was used as the primary laboratory for all drill and surface samples and Alex Stewart was used as the check laboratory. From the commencement of the Phase Two program to the present Alex Stewart has been used as the primary laboratory for all drill and surface samples and ALS-Chemex has been used as the check laboratory. Samples sent to ALS–Chemex were prepared in Mendoza, Argentina and analyzed in Chile. Samples sent to Alex Stewart were prepared and analyzed in Mendoza.

Analytical techniques employed by ALS-Chemex consist of fire assay-atomic absorption spectroscopy (“FA-AAS”). ALS-Chemex laboratories in Chile and Argentina are registered to ISO 9001:2000.

Analytical techniques employed by Alex Stewart consist of FA-AAS and inductively coupled plasma–optical emission spectroscopy (“ICP-OES”). Alex Stewart’s Mendoza facility is currently working towards ISO 9001:2000 certification. This recommendation was incorporated into the Company’s QA/QC program.

RC Drilling

All samples for the Phase One RC drilling program were prepared and analyzed for Au and Ag by ALS-Chemex using standard FA/AAS finish sample preparation and assay procedures. Lab sample preparation procedures included: 1) dry samples; 2) coarse crush 100% to –10 mesh; 3) split 250 gm for pulp; and 4) fine pulverize split to –150 mesh. Selected intervals were later selected for 37 element ICP-OES with aqua regia digestion. All samples for the Phase Two RC drilling program were prepared and analyzed for Au and a 39 element ICP suite using standard FA/AAS sample preparation and assay procedures. Lab sample preparations procedures include: 1) drying samples; 2) coarse crush, with 70% passing 2 mm; 3) split 250 gm for pulp; and 4) fine pulverize split to 85% passing 75 micron. Gold is then analyzed by FA/AAS on a 50 gm split. An ICP suite including silver is then completed with an aqua regia digestion.

Part way through the Phase Two RC and core drilling programs a 30 g split was used instead of a 50 g split for FAA. The reason for changing was due to the carbonate rock type requiring more flux addition in the crucible causing over boiling during FAA process. Due to the fineness of gold at Gulacamayo (1-5 microns) and good assay reproduceability it was decided to change to a 30 g split to lessen the sample and flux size in the crucible to prevent over boiling. Significant intervals in two previous holes were re-assayed using a 30 g split and compared to the original 50 g FAA results. Results for the two holes compared very well and as a result a 30 g split has been used for 05QD-154 and up.

Diamond Drilling

All samples are prepared and analyzed for Au and a 39 element ICP suite using standard FA/AAS sample preparation and assay procedures. Lab sample preparation procedures include: 1) drying samples; 2) coarse crush, with 70% passing 2 mm; 3) split 250 gm for pulp; and 4) fine pulverize split to 85% passing 75 micron. Gold is then analyzed by FA/AAS on a 50 gm split. An ICP suite including silver is then completed with an aqua regia digestion.

Surface Samples

Surface samples are prepared and analyzed following the same procedures as for diamond drill samples as described above.

Re-sampling Checks of Mincorp Core Drilling

In 2003, select re-sampling of core from the Mincorp Exploraciones S.A. (“Mincorp”) drill programs at Amelia Inés and Magdalena was carried out to verify their reliability for use in an updated resource calculation. [PD] Mincorp was a joint venture between Minorco, owned by Anglo American, and Perez Companc, an Argentinean conglomerate. Exact re-sampling of intervals was not always possible because core had shifted during transportation from a storage facility at Anglo American’s Cerro Vanguardia property. There were also many narrow (0.5 m) sample intervals with little material remaining and core run locations were poorly marked. In about half of the cases, composites were made where there was confidence in matching Mincorp’s sampled intervals. Mincorp used their own internal lab and no pulps are available. For the re-sampling, duplicate pulps were done on every 10th sample, and a blank or “MASA standard” was inserted randomly for 10% of the samples. The “MASA standards” were rig duplicates of drill cuttings from previous RC drilling. The primary lab used was ALS-Chemex and the check lab was Alex Stewart.

A total of 380 sample intervals were collected from 38 drill holes. Most of the sampled holes were from the underground drilling program at Amelia Inés. The Magdalena deposit was represented by samples from three surface and one underground drill hole.

Scatter plots presented in Simpson, 2004 include both sample intervals which could be matched exactly to Mincorp’s samples and composited samples averaged over longer intervals. A simple linear trend model indicates that the data is skewed towards higher values for the re-sampled checks. The higher values, particularly for lower grade intervals, may reflect a higher calibration of Mincorp’s analytical equipment towards higher grades vs. ALS-Chemex. The results of this work verified that the Mincorp data could be relied upon for use for resource calculation purposes.

Sample Security

All drill samples are transported from the drill sites to camp via truck and are stored at the camp site in an enclosed, secure warehouse. They are then either shipped directly to the ALS-Chemex or Alex Stewart preparation facility in Mendoza via a commercial truck arranged through the lab or trucked to the Company’s San Juan, Argentina office for secure storage until being picked up by an assay laboratory vehicle, depending on the size of the shipment. Rock and silt samples are transported to camp by the geologist collecting the samples, then shipped to the assay laboratory preparation facility by the same method described above for drill samples. Samples are packaged in large, durable woven plastic sacks with tamper-resistant plastic ties. A list of samples and sacks were prepared for each shipment and a copy of submittal sent for filing in San Juan.

Check Assay Procedures

RC Drilling

In the Phase One RC drill program rig duplicates were inserted to monitor analytical precision at the primary lab and were also sent to the check lab for further verification. The results show a reasonable correlation between the original and the re-assay results (Simpson, 2004). For every hole, blank samples were inserted immediately following a probable mineralized intercept, as picked by the drill site geologist.

For every twentieth sample from each hole, duplicate rejects and pulps were sent to the check lab. During routine sample preparation procedures, the primary laboratory was directed to prepare a second 250 gm coarse reject split and ship these splits directly to the check lab, where new pulps were prepared and analyzed for gold. For pulp checks, the primary laboratory prepared a duplicate pulp and submitted it to the check lab. Duplicate reject and pulp checks were staggered to prevent re-duplication of check intervals.

Only internal laboratory standards were used in the Phase One and previous drilling programs at Gualcamayo. Simpson (Simpson, 2004) recommended the use of site specific standards prepared from sample material collected from the Phase One RC drilling program to be used as part of the QA/QC procedures in subsequent drilling and sampling programs. Subsequently, for all Phase Two RC drilling a suite of three site specific standards were prepared with gold values of approx. 0.6 g/t, 1.2 g/t, and 2.4 g/t. For every twenty samples one was inserted randomly.

Check comparisons were conducted following MRDI QA/QC recommendations. For each pair of results the absolute value of the pair difference divided by the pair means was taken. Only those pairs whose means are greater than 400 ppb were used for graphing. For pulps MRDI recommends precision of ±10% for 90% of the data. For rig & coarse reject duplicates MRDI recommends precisions of ±20% for 90% of the data. Although those criteria could not be met in all cases, in general, check comparisons are adequate. Where results did not meet acceptable criteria, pulps or rejects were rerun to try to explain the differences. If an explanation was evident, the new result was used in graphing. The majority of problems were found to be caused by mislabeling of samples sent by the primary lab to the check lab. Further checks revealed that when the original material was re-sampled it compared well to the initial result. In a few cases there was evidence that the lab mixed up adjacent sample intervals and these errors were later corrected.

For archival purposes the one quarter split sample coarse rejects taken at the drill rig were saved for all samples. All pulps were returned and are maintained in long term secure storage in the MASA warehouse. Reject samples were organized in labeled rice bags and stored in a secure area on the property. Bags were systematically organized to facilitate easy retrieval in the future for other analytical, metallurgical or environmental test work.

Diamond Drilling

Check assay procedures for the Phase Two diamond drill program consist of a system of blind standards, coarse reject and pulp duplicates, and blanks to check assay validity.

Only internal laboratory standards were used in the Phase One and previous drilling programs at Gualcamayo. Simpson (Simpson, 2004) recommended the use of site specific standards prepared from sample material collected from the Phase One RC drilling program to be used as part of the QA/QC procedures in subsequent drilling and sampling programs. This recommendation was incorporated into the Company’s QA/QC program.

A suite of three site specific standards was prepared with gold values of approx. 0.6 g/t, 1.2 g/t, and 2.4 g/t. For every twenty samples one is inserted randomly. For every drill hole a blank is inserted immediately following a probable ore grade intercept as selected by the drill site geologist. For every twenty samples, duplicate rejects and pulps are automatically sent to the check laboratory. During routine sample preparation procedures, the primary lab will prepare a second 250 gm coarse reject split and ship these splits directly to the check laboratory, who prepare new pulps and assay for gold. For pulp checks, Alex Stewart prepares a duplicate pulp to be submitted to ALS-Chemex. Duplicate reject and pulp checks are staggered to prevent reduplication of check intervals.

Results and Interpretation

The table below summarizes all significant intervals from the Phase One drill program exceeding 2 m in length, using a cutoff grade of 0.3 g/t Au. Internal waste was included only if a drill hole interval of less than 0.3 gpt Au was used less than 10 m in length.

Significant Drill Intervals from the Phase One Program

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
04QDR-059	0.0	30.0	30.0	2.311	QDD
including	6.0	22.0	16.0	3.178
04QDR-060	2.0	36.0	34.0	0.937	QDD
04QDR-061	6.0	12.0	6.0	1.103	QDD
04QDR-062	0.0	16.0	16.0	0.641	Magdalena
04QDR-063	0.0	6.0	6.0	0.566	Magdalena
	16.0	42.0	26.0	1.783
including	22.0	28.0	6.0	3.643
	106.0	146.0	40.0	0.879
	194.0	200.0	6.0	3.131
	208.0	222.0	14.0	0.666
	242.0	254.0	12.0	1.315
04QDR-064	84.0	112.0	28.0	3.260	Magdalena
	98.0	110.0	12.0	6.768
	124.0	140.0	16.0	0.761
	162.0	174.0	12.0	3.618
04QDR-065	36.0	42.0	6.0	1.492	Amelia Inés
04QDR-066	132.0	148.0	16.0	1.280	QDD
	210.0	256.0	46.0	0.865
including	218.0	250.0	32.0	1.001
04QDR-067	150.0	245.0	95.0	1.082	QDD
including	150.0	176.0	26.0	2.127
04QDR-068	112.0	122.0	10.0	0.759	QDD
	140.0	200.0	60.0	0.945
	166.0	188.0	22.0	1.860
	228.0	262.0	34.0	1.022
including	236.0	260.0	24.0	1.227
04QDR-069	124.0	140.0	16.0	1.170	QDD
	264.0	322.0	58.0	0.746
including	278.0	288.0	10.0	1.410
04QDR-070	130.0	140.0	10.0	1.206	QDD
	204.0	288.0	84.0	0.740
including	260.0	288.0	28.0	1.181

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
04QDR-071	138.0	196.0	58.0	0.866	QDD
including	138.0	152.0	14.0	1.250
including	170.0	194.0	24.0	1.130
04QDR-072	0.0	32.0	32.0	0.489	QDD
	116.0	160.0	44.0	0.796
04QDR-073	112.0	142.0	30.0	1.338	QDD
	192.0	256.0	64.0	2.442
including	202.0	234.0	32.0	3.428
including	244.0	252.0	8.0	2.450
04QDR-074	124.0	138.0	14.0	1.075	QDD
	190.0	196.0	6.0	1.510
	224.0	278.0	54.0	1.142
including	248.0	260.0	12.0	2.301
04QDR-075	80.0	174.0	94.0	0.796	QDD
including	100.0	120.0	20.0	1.606
	214.0	220.0	6.0	1.417
04QDR-076	100.0	188.0	88.0	1.158	QDD
including	142.0	166.0	24.0	2.440
04QDR-077	198.0	252.0	54.0	1.304	QDD
including	204.0	236.0	32.0	1.764
including	220.0	232.0	12.0	2.253
04QDR-078	6.0	14.0	8.0	1.855	QDD
	92.0	216.0	124.0	1.210
including	94.0	110.0	16.0	2.098
including	194.0	206.0	12.0	2.295
04QDR-079	48.0	82.0	34.0	0.814	Target 3D
	98.0	110.0	12.0	0.652
	182.0	196.0	14.0	0.513
	200.0	216.0	16.0	0.628
04QDR-080	28.0	34.0	6.0	1.291	Target 3D
	46.0	50.0	4.0	1.354
	172.0	188.0	16.0	0.610
04QDR-081	98.0	114.0	16.0	0.947	Target 3D
04QDR-082	224.0	238.0	14.0	0.696	Target 3D
04QDR-083	no significant intervals > 2 m				Target K
04QDR-084	no significant intervals > 2 m				Target K
04QDR-085	24.0	30.0	6.0	1.862	Amelia Inés
	140.0	160.0	20.0	1.333
04QDR-086	10.0	42.0	32.0	6.779	Amelia Inés

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
including	28.0	38.0	10.0	17.540
	56.0	68.0	12.0	0.618
	130.0	136.0	6.0	0.981
	148.0	150.0	2.0	4.390		end of hole
04QDR-087	94.00	100.0	6.0	2.755	Amelia Inés
	108.0	124.0	16.0	1.698
04QDR-088	44.00	56.0	12.0	2.188	Amelia Inés
	160.0	172.0	12.0	0.687
	182.0	198.0	16.0	0.690
04QDR-089	90.0	96.0	6.0	0.555	Magdalena
	112.00	146.0	34.0	7.005
including	124.0	146.0	22.0	10.468
	168.0	204.0	36.0	1.994
04QDR-090	no significant intervals > 2 m				Magdalena
04QDR-091	148.00	154.0	6.0	1.180	Magdalena
04QDR-092	158.00	182.0	24.0	1.443	QDD
	200.0	256.0	56.0	1.102
04QDR-093	122.00	128.0	6.0	2.328
	152.0	168.0	16.0	3.338
	210.0	218.0	8.0	1.079
04QDR-094	8.00	14.0	6.0	3.137
04QDR-095	130.00	136.0	6.0	0.603
	188.0	208.0	20.0	1.665
including	194.0	206.0	12.0	2.165
	260.0	320.0	60.0	0.997		Includes one interval with no recovery
including	302.0	314.0	12.0	1.828
04QDR-096	no significant intervals > 2 m				Target 3D
04QDR-097	96.00	138.0	42.0	1.475	QDD
including	118.0	128.0	10.0	2.887
	154.0	162.0	8.0	1.239
	170.0	176.0	6.0	1.054
04QDR-098	no significant intervals > 2 m				Tunnel D
04QDR-099	118.00	180.0	62.0	2.805	QDD
including	150.0	166.0	16.0	6.408
including	156.0	160.0	4.0	14.625
04QDR-100	80.00	128.0	48.0	1.096	QDD
including	92.0	98.0	6.0	2.333
04QDR-101	0.0	80.0	80.0	0.871	QDD
including	0.0	6.0	6.0	2.157

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
	110.0	124.0	14.0	1.338
04QDR-102	10.0	18.0	8.0	0.972	QDD
	26.0	34.0	8.0	1.004
	136.0	154.0	18.0	1.009
04QDR-103	no significant intervals > 2 m				Magdalena
04QDR-104	86.00	94.0	8.0	2.253	Magdalena
	128.0	146.0	18.0	1.269
	158.0	170.0	12.0	5.163
	176.0	186.0	10.0	1.866
04QDR-105	no significant intervals > 2 m				QDD

The following table summarizes all significant intervals from the Phase Two drill program exceeding 2 m in length, using a cutoff grade of 0.4 g/t Au released to January 18, 2006. Internal waste was included only if the average with the adjacent sample was greater or equal to 0.4 g/t Au.

Significant Drill Intervals from the Phase Two Program

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
04QD – 106	8.00	20.00	12.00	0.44	QDD
	30.00	34.00	4.00	0.69	QDD
	40.00	42.00	2.00	0.42	QDD
	56.00	58.00	2.00	0.59	QDD
	71.80	74.00	2.20	1.79	QDD
	85.50	88.50	3.00	1.13	QDD
04QD – 107	5.50	12.60	7.10	1.48	QDD
	22.00	24.00	2.00	0.43	QDD
	37.50	39.50	2.00	1.34	QDD
	47.50	49.50	2.00	0.42	QDD
	62.75	66.75	4.00	0.57	QDD
	86.55	88.55	2.00	0.62	QDD
	96.55	102.55	6.00	0.72	QDD
	112.55	114.55	2.00	0.51	QDD
05QD – 108	0.00	87.50	87.50	2.49	QDD	From surface
including	21.70	52.00	30.30	4.10	QDD
05QD - 109	0.00	87.00	87.00	2.20	QDD	From surface
including	24.30	54.50	30.20	4.20	QDD
05QD – 110	0.00	40.80	40.80	1.55	QDD	From surface, Hole lost
including	20.40	40.80	20.40	2.36	QDD
05QD – 111	0.00	71.75	71.75	2.08	QDD	From surface, Hole lost

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
including	29.10	31.78	2.68	7.94	QDD
	34.62	44.74	10.12	5.28	QDD
	59.43	63.43	4.00	4.07	QDD
05QD – 112	0.00	110.65	110.65	1.75	QDD	From surface
including	31.40	75.50	44.10	3.31	QDD
including	43.33	51.34	8.01	6.82	QDD
05QD – 113	0.00	143.75	143.75	0.64	QDD	From surface
including	0.00	32.20	32.20	1.26	QDD
05QD – 114	0.00	104.50	104.50	0.57	QDD	From surface
Including	0.00	19.40	19.40	1.08	QDD
05QD – 115	0.00	225.25	225.25	0.70	QDD	From surface
Including	0.00	80.60	80.60	1.10	QDD
05QD – 116	0.00	104.30	104.30	0.70	QDD	From surface
Including	0.00	16.00	16.00	1.24	QDD
05QD – 117	0.00	141.50	141.50	0.59	QDD	From surface, hole ended in mineralization
Including	0.00	17.30	17.30	1.33	QDD
05QD – 118	0.00	89.35	89.35	0.73	QDD	From surface, hole
						ended in mineralization
Including	0.00	17.53	17.53	1.14	QDD
	76.72	89.35	12.63	1.21	QDD
05QD – 119	0.00	214.05	214.05	1.39	QDD	From surface
Including	0.00	84.00	84.00	2.35	QDD
Including	3.02	54.62	51.60	3.04	QDD
05QD – 120	0.00	46.10	46.10	1.55	QDD	From surface
Including	0.00	14.35	14.35	3.46	QDD
05QD – 121	0.00	92.30	92.30	0.98	QDD	From surface, hole ended in mineralization
Including	0.00	21.10	21.10	2.07	QDD
05QD – 122	6.90	77.50	70.60	0.82	QDD
Including	36.80	77.50	40.70	1.04	QDD
05QD – 123	0.00	70.40	70.40	2.70	QDD	From surface
Including	19.29	51.60	32.31	4.64	QDD
Including	39.87	49.65	9.78	7.50	QDD
05QD – 124	1.90	47.75	45.85	0.55	QDD
Including	8.85	18.85	10.00	1.16	QDD
05QD – 125	0.00	77.65	77.65	0.68	QDD	From surface
Including	2.00	19.46	17.46	1.15	QDD
05QD – 127	0.00	79.30	79.30	1.42	QDD	From surface
Including	13.83	17.50	3.67	5.39	QDD

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
	61.75	75.40	13.65	3.20	QDD
05QD – 128	0.00	60.10	60.10	0.70	QDD	From surface
Including	45.10	52.10	7.00	1.61	QDD
05QD – 129	0.00	20.80	20.80	0.56	Infill
	52.50	57.10	4.60	0.91
	90.30	95.60	5.30	0.57
05QD – 131	0.00	68.60	68.60	1.03	Infill
Including	24.95	48.95	24.00	1.47
05QD – 132	110.30	279.80	169.50	0.77	Geotech (QDD Main)	Hole lost in karst cavity
Including	218.30	279.80	61.50	1.43
05QD – 133	96.60	99.80	3.20	0.71	QDD west
05QD – 134	4.00	16.00	12.00	1.07	Geotech (QDD Main)
	128.80	165.90	37.10	0.50
	216.80	220.80	4.00	0.80
05QD – 135	23.00	27.00	4.00	0.56	QDD West
05QD – 136	30.00	153.30	123.30	0.68	Geotech (QDD Main)
	106.38	150.10	43.72	1.04
	117.00	135.40	18.40	1.43
05QD – 137	105.06	145.35	40.29	1.09	QDD West
Including	119.18	127.00	7.82	1.67
05QD – 139	94.78	98.85	4.07	0.78	QDD West
	123.45	141.35	17.90	0.72
05QD – 141	69.95	131.40	61.45	0.76	QDD West
Including	93.60	113.30	19.70	1.32
05QD – 142	125.01	178.53	53.52	1.14	QDD West
Including	156.70	163.40	6.70	4.42
05QD – 143	0.00	67.70	67.70	0.50	QDD West
	106.15	161.08	54.93	0.66
Including	128.30	158.88	30.58	0.97
	220.15	226.25	6.10	1.90
05QD – 144	120.90	150.73	29.83	0.56	QDD Main
	202.75	320.32	117.57	0.74	Infill
Including	230.50	270.50	40.00	1.06
05QD – 145	no significant intervals				QDD West
05QD – 147	15.10	17.70	2.60	2.11	QDD West
	25.78	27.80	2.02	2.58
	84.10	92.45	8.35	1.13
	146.50	208.90	62.40	0.95
Including	160.50	188.91	28.41	1.27

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
05QD – 149	112.50	177.00	64.50	0.65	QDD West
Including	112.50	126.40	13.90	1.17
Including	167.05	177.00	9.95	1.24
05QD – 151	0.00	8.00	8.00	0.64	QDD West
	98.50	105.27	6.77	0.96
	178.15	184.18	6.03	0.72
	253.5	255.50	2.00	1.64
05QD – 153	43.85	190.00	146.15	1.24	QDD West
Including	100.60	158.10	57.50	2.19
05QD – 126	0.00	50.15	50.15	0.78	QDD Main (Infill)
Including	0.00	16.40	16.40	1.14
	81.91	91.91	10.00	0.70
05QDR – 154	326.00	358.00	32.00	0.36	Target 9
05QD – 155	62.42	78.66	16.24	0.63	QDD West
Including	95.58	167.00	71.42	1.24
Including	124.65	132.70	8.05	2.49
Including	143.40	161.00	17.60	2.44
05QD – 156	0.00	2.00	2.00	0.31	Target D
	6.00	10.00	4.00	0.96
	222.50	224.50	2.00	0.34
	273.70	275.45	1.75	0.44
05QD – 157	no significant intervals				Target 9
05QD – 158	4.00	6.20	2.20	0.63	Target D
	59.10	60.88	1.78	0.88
	117.90	119.90	2.00	1.46
	145.45	149.40	3.95	0.56
	209.48	215.40	5.92	0.53
	340.15	346.00	5.85	0.79
05QD – 159	55.30	57.30	2.00	0.39	Target D
	200.20	204.10	3.90	0.88
	211.90	213.85	1.95	0.38
	248.09	249.43	1.34	0.34
05QD – 160	27.74	63.23	35.49	0.56	QDD West
Including	35.71	44.75	9.00	1.04
	77.00	126.33	49.33	0.74
Including	94.79	98.49	3.70	1.60
Including	106.20	112.20	6.00	1.66
	156.04	165.50	9.46	1.80

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
05QD – 161	59.31	61.31	2.00	1.13	QDD West
	71.35	73.30	1.95	0.51
	112.00	131.20	19.20	0.43
	162.15	164.15	2.00	0.50
05QD – 162	9.36	12.32	2.96	2.65	QDD Main (Infill)
	58.55	67.99	9.44	0.60
Including	65.99	67.99	2.00	1.60
	164.40	168.70	4.30	1.14
Including	191.25	299.50	108.25	1.15
Including	191.25	194.49	3.24	2.44
Including	229.49	233.65	4.16	2.58
Including	263.50	297.80	34.30	1.88
Including	289.85	296.30	6.45	4.71
Including	294.43	296.30	1.87	10.77
	397.50	472.00	74.50	0.75
05QD – 163	93.10	94.40	1.30	7.43	QDD West
	102.35	106.30	3.95	0.82
	118.30	172.30	54.00	1.30
	190.45	194.46	4.01	1.19
05QD – 164	16.30	18.30	2.00	0.76	QDD West
05QD – 165	75.60	82.35	6.75	0.47	QDD West
05QDR – 166A	4.00	18.00	14.00	2.05	Target K	Hole Lost
Including	16.00	18.00	2.00	6.69
05QDR – 166	260.00	270.00	10.00	0.74	Target K
	304.00	320.00	16.00	0.33
05QDR– 167	226.00	248.00	22.00	1.61	Target K
Including	226.00	232.00	6.00	2.99
Including	244.00	246.00	2.00	4.05
	272.00	274.00	2.00	0.93
	314.00	344.00	30.00	0.49
05QDR – 168A	14.00	16.00	2.00	1.08	Target K	Hole Lost
05QDR – 168	8.00	24.00	16.00	1.34	Target K
Including	16.00	18.00	2.00	4.57
	84.00	90.00	6.00	0.60
	134.00	144.00	10.00	0.58
05QDR – 169	0.00	20.00	20.00	0.65	Target K
	160.00	164.00	4.00	0.58
	318.00	328.00	10.00	0.54

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
05QD – 170	157.61	181.07	23.46	0.83	QDD Main (Infill)
	246.20	279.80	33.60	0.46
	307.64	323.50	15.86	0.63
	394.31	396.12	1.81	2.11
05QD – 172	14.30	18.05	3.75	0.56	QDD West
	109.00	169.25	60.25	1.32
Including	162.19	167.25	5.06	3.31
05QD – 174	0.00	33.15	33.15	0.37	QDD West
	45.05	137.30	92.25	0.70
05QD – 175	0.00	62.80	62.80	1.07	QDD West
Including	0.00	4.20	4.2	1.99
	45.70	57.40	11.70	2.03
05QDR – 176	16.00	38.00	22.00	1.11	Amelia Inés (west)
05QDR – 177	98.00	112.00	14.00	2.27	Magdalena
Including	108.00	110.00	2.00	8.27
05QDR – 178	0.00	38.00	38.00	1.06	Magdalena
Including	0.00	12.00	12.00	1.48
	114.00	186.00	72.00	0.74
	216.00	256.00	40.00	2.53
Including	232.00	256.00	24.00	3.66
Including	242.00	246.00	4.00	6.96
05QD – 179	0.00	34.60	34.60	0.84	Amelia Inés
Including	25.41	32.60	7.19	2.32
05QDR – 182	50.00	62.00	12.00	4.91	QDD West
Including	56.00	60.00	4.00	13.65
	70.00	108.00	38.00	2.00
Including	86.00	108.00	22.00	3.01
Including	100.00	102.00	2.00	11.47
05QD – 173	0.00	16.0	16.0	0.48	QDD West
Including	10.00	11.6	1.6	1.65
	26.0	36.0	10.0	0.62
	75.5	95.2	19.7	0.54
Including	77.5	79.3	1.8	1.30
05QD – 180	7.1	8.0	0.9	1.79	Amelia Inés
	11.4	13.5	2.1	0.44
	15.5	17.5	2.0	0.58
	28.7	32.5	3.8	7.45

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
Including	28.7	29.7	1.0	16.10
	45.1	60.2	15.1	0.74
Including	58.6	60.2	1.6	4.36
	69.3	97.1	27.8	0.72
Including	86.9	89.0	2.1	2.68
Including	95.5	97.1	1.6	2.19
	104.3	107.2	2.9	0.55
05QDR – 184	52.0	102.0	50.0	1.58	Target A
Including	52.0	54.0	2.0	11.83
Including	60.0	66.0	6.0	3.77
Including	74.0	78.0	4.0	2.88
05QD – 185	no significant intervals				Magdalena
05QDR – 186	0.0	36.0	36.0	1.75	QDD West
Including	4.0	18.0	14.0	3.09
	42.0	84.0	42.0	0.40
05QDR – 187	0.0	44.0	44.0	0.78	QDD West
Including	0.0	14.0	14.0	1.66
	66.0	68.0	2.0	2.38
	92.0	106.0	14.0	0.48
05QD – 188	35.87	37.47	1.6	0.44	Magdalena
05QDR – 189	0.00	44.0	44.0	0.52	QDD West
	54.0	72.0	18.0	0.44
	104.0	156.0	52.0	0.62
Including	142.0	144.0	2.0	3.00
05QDR – 190	0.0	36.0	36.0	0.67	QDD Main (Ptz Blanco)
Including	0.0	8.0	8.0	1.07
	90.0	96.0	6.0	1.77
	104.0	140.0	36.0	0.64
Including	118.0	122.0	4.0	1.50
	154.0	162.0	8.0	0.54
05QDR – 191	0.0	2.0	2.0	0.34	QDD Main (Ptz Blanco)
	18.0	26.0	8.0	1.93
Including	18.0	20.0	2.0	4.89
	42.0	46.0	4.0	0.64
	80.0	82.0	2.0	1.09
	94.0	102.0	8.0	0.65
05QDR – 192	6.0	12.0	6.0	1.45	QDD Main

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
					(Ptz Blanco)
	24.0	28.0	4.0	4.31
	38.0	42.0	4.0	0.44
	56.0	66.0	10.0	1.09
05QDR – 194	10.0	38.0	28.0	3.49	QDD Main (Ptz Blanco)
Including	24.0	26.0	2.0	7.93
Including	36.0	38.0	2.0	31.09
	66.0	68.0	2.0	1.10
	100.0	106.0	6.0	3.64
	174.0	212.0	38.0	0.52
	280.0	288.0	8.0	0.45
05QD – 195	100.0	120.0	20.0	0.43	QDD Main
Including	118.0	120.0	2.0	1.54
	132.0	138.0	6.0	0.81
	148.0	182.0	34.0	0.91
	203.4	261.5	58.1	0.87
Including	246.9	252.2	5.3	2.68
Including	259.6	261.5	1.9	2.14
05QDR – 196	16.0	42.0	26.0	9.18	QDD Main (Ptz Blanco)
Including	18.0	26.0	8.0	10.68
Including	32.0	34.0	2.0	8.08
Including	36.0	38.0	2.0	16.96
	62.0	70.0	8.0	1.19
Including	68.0	70.0	2.0	3.33
	82.0	92.0	10.0	2.42
Including	90.0	92.0	2.0	7.47
	112.0	114.0	2.0	2.53
Including	134.0	282.0	148.0	1.39		Hole ended in mineralization at 1.5 g/t Au
Including	144.0	154.0	10.0	2.10
	166.0	202.0	36.0	2.55
05QDR – 197	34.0	40.0	6.0	26.74	Tunnel D
Including	38.0	40.0	2.0	77.86
05QDR – 198	no significant intervals				QDD West
05QDR – 199	32.00	36.00	4.00	1.14	QDD West
05QD – 202	95.20	96.35	1.15	2.49	Magdalena
05QDR – 203	0.00	108.00	108.00	0.72	QDD West

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
Including	2.00	36.00	34.00	1.31
05QD – 205	10.20	15.90	5.70	0.40	Ptz Blanco
	31.80	33.90	2.10	0.90
	41.22	99.70	58.48	0.67
Including	65.20	83.35	18.15	1.13
05QD – 206	39.22	51.90	12.68	0.88	Magdalena
	57.25	58.90	1.65	2.08
05QD – 207	47.20	65.98	18.78	0.57	Magdalena
Including	52.25	54.60	2.35	2.02
	135.86	151.60	15.74	1.19
Including	141.41	142.95	1.54	7.65
05QD – 208	32.46	34.46	2.00	4.44	Ptz Blanco
	53.30	70.80	17.50	4.83
Including	55.10	66.50	11.40	6.75
	91.23	110.10	18.87	1.18
Including	103.80	108.00	4.20	3.89
	125.75	132.02	6.27	2.11
	190.50	259.88	69.38	1.53
Including	201.72	225.90	24.18	1.98
Including	227.90	247.90	20.00	2.32
05QD – 209	38.22	55.82	17.60	0.91	Magdalena
05QD – 210	32.25	62.35	30.10	1.01	Ptz Blanco
Including	34.25	40.20	5.95	1.93
05QD – 21	65.80	108.90	43.10	2.44	Magdalena
Including	80.60	101.90	21.30	4.16
05QDR – 213	16.00	36.00	20.00	1.69	Ptz Blanco
Including	16.00	28.00	12.00	2.65
Including	22.00	24.00	2.00	11.71
	52.00	54.00	2.00	6.44
	168.00	228.00	60.00	1.33
Including	178.00	218.00	40.00	1.71
05QD – 214	3.95	105.15	101.20	1.18	Ptz Blanco
Including	3.95	37.21	33.26	2.26
05QDR – 216	no significant intervals				Q. Lagarto
05QD – 217	7.80	24.85	17.05	3.17	Target 3D
Including	16.80	22.80	6.00	8.27
Including	20.80	22.80	2.00	15.85
	37.59	43.35	5.76	0.70
	75.80	86.05	10.25	1.56

Hole	Interval (m)		Width (m)	Au (g/t)	Area	Comments
	From	To
05QD – 218	0.00	58.20	58.20	0.73	Ptz Blanco
Including	30.85	48.51	17.66	1.12
05QDR – 219	no significant intervals				Q. Lagarto
05QDR – 220	no significant intervals				Q. Lagarto
05QDR – 221	34.00	36.00	2.00	0.49	Magdalena
	46.00	50.00	4.00	0.54
	58.00	60.00	2.00	0.50
	84.00	88.00	4.00	0.64
05QD – 222	0.00	9.25	9.25	2.34	Ptz Blanco
05QDR – 223	8.00	10.00	2.00	0.88	Magdalena
	56.00	64.00	8.00	0.76
	80.00	82.00	2.00	1.02
	90.00	102.00	12.00	4.57
Including	94.00	98.00	4.00	7.72
	138.00	144.00	6.00	0.72
05QD – 224	0.00	7.73	7.73	0.91	Ptz Blanco
	23.32	27.73	4.41	1.46
	67.96	100.30	32.34	1.46
Including	67.96	74.32	6.36	2.65
	108.30	120.80	12.50	0.48
05QDR – 225	no significant intervals				QDD West
05QDR – 226	92.00	94.00	2.00	0.97	QDD West
	116.00	120.00	4.00	1.32
	164.00	166.00	2.00	1.95
	194.00	198.00	4.00	1.31
05QD – 227	0.00	14.63	14.63	3.00	Ptz Blanco
Including	10.40	14.63	4.23	6.06
05QDR – 228	0.00	36.00	36.00	0.57	QDD
	74.00	132.00	58.00	0.87
Including	76.00	88.00	12.00	1.04
Including	100.00	110.00	10.00	1.08
Including	118.00	132.00	14.00	1.36
05QDR – 229	0.00	48.00	48.00	0.73	QDD
Including	26.00	36.00	10.00	1.67
05QDR – 230	0.00	22.00	22.00	0.56	QDD
	36.00	44.00	8.00	1.59
	132.00	142.00	10.00	1.19

The Phase Two drill program confirmed the western extension of the main QDD deposit, which remains open to the west towards the Amelia Inés zone, and confirmed the existence of a high grade, near surface zone along the eastern edge of the QDD deposit in an area called Puertozuelo Blanco (“Ptz Blanco”). Exploration drilling 200 m west from the Magdalena zone, called Target 3D, intersected a new zone of mineralization which will require additional drilling to define its extent. Based on the results of the above drilling program, the Company plans to continue infill and exploration drilling in and around the main QDD zone and the Amelia Inés and Magdalena zones and Target 3D zones.

Continuous chip samples above the new Ptz Blanco road in the QDD main zone returned significant values as follows:

Rock Chip Samples
Location	Au (g/t)	Sample Interval (m)
Ptz. Blanco Lower Road	3.68	68.85
Ptz. Blanco Lower Road	3.40	50.00
Ptz. Blanco Lower Road	0.92	17.35

Exploration to date has defined two distinct styles of mineralization of economic interest. They are:

  Sediment-hosted distal-disseminated gold mineralization (QDD)

  Sulphide-bearing skarn deposits containing copper zinc and molybdenum with late stage gold- arsenic mineralization (Amelia Inés and Magdalena).

Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system which is believed to be the primary conduit for hydrothermal fluids migrating away from the intrusive contacts. The mineralizing fluids were then dispersed into the receptive limestone aquifers immediately above the marble contact traveling up dip following the hydraulic gradient. The permeability was provided by the east-west faulting, tectonic brecciation along fold hinges and stylolite formation during transpressional wrench faulting. Pre-mineral karst development may also have played a roll in gold deposition along with hydrothermal karst caused by the fluid injection.

Alteration of the host rocks is minimal and sulfide content is low. Gold, sulfides (arsenopyrite), realgar, orpiment, pyrite and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to intrusive breccia. The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.

At Amelia Inés and Magdalena, skarn mineralization comprised of chalcopyrite, sphalerite, galena, pyrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization.

Drill and saw-cut channel results from the Phase One program in 2004 were used as the basis of a revised resource estimate by Simpson (Simpson, 2004), the results of which are presented under the Section “Resources”.

Resources

United States Investors are Referred to the Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources set forth in the Introductory Notes to this Annual Information Form.

Based on drilling conducted up to August 2004, a current resource estimate for the QDD, Amelia Inés and Magdalena zones was prepared by Simpson, in a NI 43-101 compliant Technical Report by GeoSim Services Inc. dated December 8, 2004 (Simpson, 2004). All mineral resource estimates are reported using a cutoff grade of 0.5 g/t Au; summaries of the resource estimates are presented in the tables below.

A preliminary recovery model based on 4 column tests and 279 bottle roll tests indicates over 80% recoveries for gold from oxide material which comprises approximately 90% of the resource.

Current resource estimate for the QDD Deposit

Resource Category	Tonnes (000’s)	Grade Au (g/t)	Contained ounces (1) Au (000’s)
Measured Indicated Measured + Indicated Inferred	4,495 32,586 37,081 11,323	1.10 1.03 1.04 1.20	159 1,077 1,236 435

Current resource estimate for the Amelia Inés Deposit

Resource Category	Tonnes (000’s)	Grade Au (g/t)	Contained ounces (1)Au (000’s)
Measured Indicated Measured + Indicated Inferred	203 1,910 2,114 383	3.12 2.79 2.82 1.95	20 171 192 24

Current resource estimate for the Magdalena Deposit

Resource Category	Tonnes (000’s)	Grade Au (g/t)	Contained ounces (1) Au (000’s)
Inferred	2,526	1.87	151

Regional Exploration

Pirrotina and Pirrotina Norte

Mapping and sampling in the Pirrotina and Pirrotina Norte target areas have returned encouraging values and identified an extensive alteration system within Trapiche clastic sediments which overlie the favorable San Juan carbonates that host the QDD deposit. In the Pirrotina Norte target massive pyrrhotite mineralization in outcrop and boulders have returned values of 2.6 g/t Au and 2.9 g/t Au and have associated metals that are indicative of a reduced skarn type of gold deposit. Table 1 below indicates the significant values returned from this area. The recently completed airborne magnetic survey will assist in defining drill targets on this mineralization. The location is accessible for drilling with only limited road building required.

Table 1

Sample #	UTM E	UTM N	Au ppb*	Type
17-1525	2532216	6715011	2960	Rock
43-0400	2532173	6715101	1200	Rock
17-1347	2532258	6715205	1480	Float
17-1348	2532197	6715012	990	Rock
17-1294	2532293	6715025	2560	Float
45-173	2532491	6715085	2450	Rock
45-167	2532255	6714590	3320	Rock
17-1676	2532217	6715015	1580	Rock

*1000ppb =1g/t

Mina San Jose

At the Mina San Jose target gold values as high as 27.4 gpt and 10.3 gpt have been obtained from east-west striking fractures and shear zones cutting clastic sediments and porphyry. Recent mapping and sampling (see Table 2 below) indicate that the gold-bearing structures occur within an area that is at least 400 m by 200 m. The Company is awaiting results of additional sampling and, subject to the results, construction of road access will commence. The area will require about one km of new road to obtain drill access.

Table 2

Sample #	UTM E	UTM N	Au ppb*	Type
43-0343	2530159	6714607	8740	Rock
43-0359	2530049	6714677	3160	Rock
17-1439	2530122	6714432	27430	Rock
17-1437	2530026	6714532	10310	Rock
44-0275	2530103	6714430	1770	Rock
17-1380	2530019	6714448	3250	Rock
42-0212	2530034	6714653	2000	Rock
42-0213	2529964	6714680	2230	Rock
42-211	2530066	6714769	520	Rock
17-1658	2530080	6714759	780	Rock

*1000ppb =1g/t

Quebrada Perdida

Gold values of up to 4.62 gpt have been obtained from silt samples taken along the 1.5 km length of Quebrada Perdida. A recent follow-up mapping and sampling program identified argillically altered porphyry and clastic sediments with gold values of up to 5.99 gpt. Table 3 below indicates the significant values returned from this area. A program of detailed rock and silt sampling is underway to further define the target.

Table 3

Sample #	UTM E	UTM N	Au ppb*	Type
25-014	2528837	6713191	798	Silt
25-016	2528731	6712974	529	Silt
17-1626	2528433	6712774	4620	Silt
25-013	2528970	6713300	1334	Silt
10-355	2528418	6712759	1515	Silt
45-001	2529072	6713263	2960	Rock
45-002	2529075	6713264	5990	Rock
17-1406	2529325	6713407	1030	Rock
17-1422	2529040	6713302	1590	Rock
17-1427	2529417	6713238	1100	Rock
6-1615	2529034	6713196	1649	Rock

*1000ppb =1g/t

Quebrada Finada

Quebrada Finada is located 2.5 km east of the currently defined boundaries of the QDD deposit. Anomalous gold values obtained from rock samples (see Table 4 below) taken from the Quebrada Finada may be indicative of an eastward continuation of gold mineralization along the broad WNW trending structural corridor 20 km in strike length that incorporates the Gualcamayo Property. This hypothesis will be tested by additional sampling.

Table 4

Sample #	UTM E	UTM N	Au ppb*	Type
17-1584	2537208	6714154	1420	Rock
17-1596	2536836	6714536	1750	Rock
17-1598	2536822	6714531	190	Rock
43-423	2537201	6714174	270	Rock
35-046	2537755	6715006	510	Rock
35-047	2537902	6715090	530	Rock

*1000ppb =1g/t

Proposed Activities

The following outlines the Company’s proposed activities for the next 18 months:

  Apply results of Phase Two program to update the resource calculations and Preliminary Ecomonic Assessment in terms of NI 43-101;

  complete additional engineering studies of the Gualcamayo gold resource;

  complete a detailed Feasibility Study;

  complete all work leading to an Environmental Impact Statement (“EIS”); and

  continue with definition and exploration drilling on known resource areas and regional exploration on the Gualcamayo and adjacent Salamanca properties.

Environmental Protection

The Company integrates responsible environmental management into all its exploration activities. The Company follows and implements all regulations as defined by the Province of San Juan, and ensures that all contractors implement these same policies.

The only permit currently required for exploration is a water use permit.

In mid 2005, the Company commenced the base-line work required for the completion of an EIS to meet its planned construction and development schedule. This process is on-going and is expected to be completed by the third quarter of 2006. The Company will then submit the required EIS for review by the provincial authorities in order to obtain the necessary permits for construction and operation of a mine.

Social and Environmental Policies

The Company recognizes that it has a responsibility to the community in which it operates and has worked diligently to be a good corporate citizen. The Company understands that it must establish and maintain open dialogue with local communities regarding the project and its ongoing development. In that regard the Company has opened an office in Jachal some 60 km south of the project which it intends to use as an information centre. An office is also planned in the town of Guandacol, 25 km north of the project.

In addition, the Company policy is to hire from the local communities to assist in the exploration program and to provide goods and services for the project. This has provided a benefit to the community and also assisted in disseminating information about the project development throughout the community.

Other Properties

The Company has four other properties as follows:

Las Flechas Property

Property Description and Location

The Las Flechas Property is located in the High Andes of northwest San Juan Province, Argentina, approximately 330 km northwest of the provincial capital of San Juan. The non-contiguous property is comprised of eight Cateos and 53 Minas covering 35,600 hectares.

Ownership

The Las Flechas Property is owned 100% by MASA, subject to royalties described herein.

Agreements and Royalties

The property is the subject of a Joint Venture Agreement among Viceroy, MASA, and Deprominsa. Under the terms of the agreement, Deprominsa holds an option to acquire a one-time 75% undivided interest in the Las Flechas Property. To maintain the option in full force Deprominsa shall fund expenditures on the property in the aggregate amount of US$ 4,500,000 over a five year period. The Agreement is in its second year and Deprominsa has met its obligations to date.

Royalties on the property are as follows:

1)	a 1% NSR on production from the property is payable to IMA;

2)	a Provincial Royalty of up to 3% payable to the Province of San Juan upon production.

We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

A Prospecting Stage Environmental Impact Report has been submitted by Deprominsa to the EPMU, of the San Juan Department of Mines and is currently being evaluated.

Current Work

Exploration activities by Deprominsa at Las Flechas were initiated in late 2004. This work, which consists of regional geological mapping and sampling, is currently ongoing. Trenching is planned prior to the end of the current field program, with a goal of delineating drill targets for the 2006/07 field season, if warranted.

Mineralization

The Las Flechas Property is underlain by Tertiary volcanics and subvolcanics that have been variably altered by widespread hydrothermal alteration. The volcanic sequence consists of intermediate composition flows and porphyries overlain by intermediate to felsic composition tuffs and ignimbrites. The volcanics have been intruded by quartz-feldspar porphyries that appear to be associated with major structures.

ASTER (Advanced Spaceborne Thermal Emission and Reflection Radiometer) satellite imagery and subsequent field work has identified the presence of broad zones of argillic alteration and silicification in several zones on the property. Geological mapping has identified the presence of high sulphidation epithermal alteration and mineralization associated with porphyry domes.

Salamanca Property

Property Description and Location

The Salamanca Property is located directly north of the Gualcamayo Property, on the border between San Juan and La Rioja Provinces and approximately 230 km north of the city of San Juan. The property is comprised of a single contiguous block containing nine Minas and four Cateos, covering 32,200 hectares.

Ownership

The Salamanca Property is owned 100% by MASA, subject to royalties described herein.

Agreements and Royalties

The property is not the subject of any existing or proposed options, joint ventures or other agreements. Royalties on the property are as follows:

1.	a 1% NSR on production from the property is payable to IMA,

2.	a 1% NSR capped at US$800,000 payable to the Ridao Brothers on production from the Cerro Corral No. 1, 2, 3, 7 and 8 and Los Sapitos Norte Minas;

3.	a Provincial Royalty of up to 3% payable to the Province of San Juan upon production. Presently, this royalty does not apply to the Province of La Rioja.

We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

During 2005, three exploration stage Environment Impact Reports were submitted to the EPMU of the La Rioja Department of Mines, all of which are currently being reviewed.

Current Work

A thorough review of the Salamanca target, including the historical drilling records and new sampling and geological mapping, indicates a structurally controlled target with a minimum strike length of 1100 meters. Gold values from historical drill holes by Viceroy Resources include 36.4 m of 2.15 gpt (S96-4), 41 m of 1.8 gpt (S97-3) and 69.9 m of 1.8 gpt (S97-5). Gold-bearing mineralization is hosted in Tertiary age clastic sediments and Paleozoic carbonates that are in contact along a thrust fault. Mapping and drill hole data indicate that the clastic sediments underlying the carbonates are the preferred host. With this model as a guide, the strike length and depth of the mineralized zone will be further tested in 2006.

Mineralization

The mapping, sampling and drilling completed by Mincorp and MASA have defined a potential mineralized zone along a north-northwest dipping thrust fault extending approximately 600 m along strike and with a thickness between 40 and 55 m. This zone appears to be open along strike and at depth.

Evelina Property

Property Description and Location

The Evelina Property is located in the High Andes, in northwest San Juan Province, Argentina, approximately 210 km northwest of the provincial capital of San Juan. The contiguous property is comprised of one Cateo and three Minas; namely the Evelina Cateo and the Gabriela 1, 2 and 3 Minas. The Gabriela 1 and 2 Minas lie within the Evelina Cateo covering 3,900 hectares.

Ownership

The Evelina Property is owned 100% by MASA, subject to the royalties described herein.

Agreements and Royalties

The property is not the subject of any existing or proposed options, joint ventures or other agreements. Royalties on the property are as follows:

1)	a 1% NSR on production from the property is payable to IMA;

2)	a Provincial Royalty of up to 3% payable to the Province of San Juan upon production.

We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

A Prospecting Stage Environmental Impact Report was submitted in January 2005 to the EPMU of the San Juan Department of Mines and is in the process of being reviewed.

Current Work

The Company reviewed the results of work done in 1995 – 2000 by a previous joint venture partner and determined that the property merited further work. The project is a high sulphidization system similar to Veladero. A limited campaign of surface sampling and mapping was completed in early February 2006 and, once results are obtained and analyzed, the Company will decide on the next phase of work for this season.

Mineralization

The property is underlain by relatively flat-lying tuffs and pyroclastic deposits cut by black porphyry and polymictic magmatic hydrothermal breccia. Three types of mineralization have been mapped on the property; these consist of east-west trending zones of structurally controlled silicified veins, brecciated and banded veins and structures containing vuggy silica hosted within rhyodacitic to dacitic composition porphyry. Telescoped high and low sulphidation epithermal systems are interpreted to occur on the Evelina Property.

La Brea/Las Carachas Property

Property Description and Location

The La Brea/Las Carachas Property covers approximately 8,500 hectares and is located in the High Andes, in northwest San Juan Province, Argentina, approximately 320 km northwest of the provincial capital of San Juan. The property is comprised of two non-contiguous blocks. The northern block, known as the La Brea block is comprised of one Cateo which includes three Minas. The southern block, known as the Las Carachas block comprises one Cateo and eight Minas, which lie wholly within the Cateo.

Ownership

The La Brea/Las Carachas Property is owned 100% by MASA, subject to the royalties described herein.

Agreements and Royalties

The property is not the subject of any existing or proposed options, joint ventures or other agreements. Royalties on the property are as follows:

1)	a 1% NSR on production from the property is payable to IMA;

2)	a Provincial Royalty of up to 3% payable to the Province of San Juan upon production.

We are unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Environmental Legislation

An Environmental Impact Report has not yet been required to be submitted to the EPMU, of the San Juan Department of Mines.

Current Work

There are no current field activities on the La Brea/Las Carachas Property. MASA is currently compiling and reviewing all historical data on the property in order to seek a joint venture partner.

Mineralization

The property is underlain by a sub-horizontal package of Tertiary age volcanic strata consisting of a lower sequence of andesite to dacite composition flows overlain by an upper sequence of rhyolitic to rhyodacitic composition flows. Ignimbrites of the upper sequence and a series of dike swarms may indicate a buried caldera structure.

The Tertiary volcanics overlie Permo-Triassic sedimentary and granitic rocks in the La Brea block. Chloritic and argillic alteration in the lower volcanic sequence suggests low sulphidation epithermal mineralization.

Risk Factors

In addition to the other information presented in this AIF, the following risk factors should be considered carefully in evaluating the Company and its business.

The Company is engaged in exploration activities which, by their nature, are speculative due to the high risk nature of its business and the present stage of its development. An investment in the Common Shares involves significant risk, which should be carefully considered by prospective investors before purchasing the Common Shares. In addition to the information set out elsewhere or incorporated by reference in this AIF, investors should carefully consider the risk factors set out below. Such risk factors could materially affect the Company's future financial results and could cause events to differ materially from those described in forward-looking statements relating to the Company, each of which could cause investors to lose part or all of their investments in the Common Shares of the Company.

Exploration and development

Resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the Argentine Properties and there is no certainty that the expenditures to be made by the Company in the exploration of the Argentine Properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Viceroy will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Viceroy not receiving an adequate return on invested capital.

The figures for mineral resources stated in this AIF are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of the Company’s mineral properties possess commercially mineable bodies of ore

The Company’s mineral projects, including the Gualcamayo Property, are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore and there can be no assurance that a commercially mineable ore body exists on any of the Company’s properties. There is no certainty that any expenditure made in the exploration of the Company’s mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company may be required to raise substantial additional funding.

The Mineral Resources estimates presented by Viceroy for the Gualcamayo Property are estimates only and there is no assurance that these resources represent economically recoverable mineralization.

Viceroy has included mineral resource estimates that have been made in accordance with Canadian National Instrument 43-101. These resources estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Viceroy advises investors that while these terms are recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as “measured resources” or “indicated resources” will ever be converted into reserves.

Further, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Viceroy cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Gualcamayo Property or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) orebody that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices.

As the Company does not have revenues, it will be dependent upon future financings to continue its plan of operation

The Company has not generated any revenues from its business activities since its incorporation. The plan of operations involves the completion of exploration programs on its mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on the Company’s mineral properties. Even if commercially exploitable mineral deposits are discovered, the Company may require substantial additional financing in order to carry out the full exploration and development of its mineral properties before it is able to achieve revenues from sales of mineral resources that it is able to extract.

If the Company is not able to raise additional financing, there is no assurance that it will be able to complete the full exploration and development of its mineral properties

The Company plans to proceed through feasibility to a production decision in late 2006. Depending on the results of this study, significant capital will be required to develop the project to production. This may require additional financing either in the form of debt or equity or a combination thereof. There is no assurance that any such funds will be available should a development decision be reached. Failure to obtain any required additional financing on a timely basis could cause the Company to reduce or terminate its proposed plan of operations.

The Company has incurred losses and there is no assurance that it will ever be profitable

The Company has incurred losses in the past and will continue to experience losses unless and until it can derive sufficient revenues from its properties. The Company has no history of earnings or of a return on investment, and there is no assurance that any of the properties that it has or will acquire will generate earnings, operate profitably or provide a return on investment in the future.

Dependence on key personnel

The Company’s success is highly dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants, namely, Patrick G. Downey, President and Chief Executive Officer, Ronald K. Netolitzky, Chairman, John P. Fairchild, Chief Financial Officer and Michele A. Jones, Corporate Secretary. The loss of the services of its senior management or key personnel could have a material and adverse effect on Viceroy and its business and results of operations.

Reliance on independent contractors

The Company’s success depends to a significant extent on the performance and continued service of certain independent contractors. The Company contracts the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on Viceroy and its business and results of operations and result in failure to meet its business objectives.

There is no assurance that Viceroy’s title to its mineral properties will not be challenged

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed. While the Company has diligently investigated title to the Argentine Properties and has received a title opinion this should not be construed as a guarantee of title to any of the Argentine Properties. The Argentine Properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Viceroy has not surveyed the boundaries of all of the Argentine Properties and consequently the boundaries of the properties may be disputed. The Argentine Properties may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects. All of the properties are held 100% by MASA, subject to certain royalty agreements.

There is no assurance that the Company will obtain required permits and licenses

The Company’s operations will require licenses and permits from various governmental authorities. The Company believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that it will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Political, regulatory and economic conditions in Argentina may adversely affect the Company’s operations

Even if Viceroy’s Argentine Properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition from local constituents, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits. All of the Company’s mineral properties are located in Argentina. Mineral exploration and mining activities in Argentina may be affected by varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond its control and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Argentina’s status as a developing country may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects.

Viceroy’s potential profitability depends upon factors beyond its control

Although the Argentine Properties have resources (as defined under NI 43-101), the potential profitability of such properties will be dependent upon many factors beyond the Company’s control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental interference, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of the property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the Company’s financial performance.

Fluctuation of mineral prices may affect the Company’s financial results

Factors beyond the Company’s control may affect the marketability and price of any minerals discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effects of these factors cannot be accurately predicted.

Competitive nature of the mining industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Viceroy will be competing with other mining companies, many of which have greater financial resources than it does, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Environmental, health and safety regulation of resource industry

If the Argentine Properties are proven to host economic reserves of metals, mining operations will be subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations will be subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the Company’s activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may not insure against.

The Company’s shares may experience price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition and results of operations are all also likely to be significantly affected by short-term changes in gold. There can be no assurance that continual fluctuations in metal prices will not occur. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value.

The Company may encounter difficulties in conducting its business through foreign subsidiaries

Viceroy is a holding company that conducts its business through foreign subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between Viceroy and its subsidiaries, or among its subsidiaries, could restrict the Company’s ability to fund operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and share price.

The Company has not declared dividends and expects to retain any earnings

No dividends on the Company’s common shares have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Future sales of common shares by its present shareholders and dilution of common shares

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Common Shares and the Company’s ability to raise capital through future sales of common shares. The Company has previously completed private placements at prices per share which are lower than the current market price of the common shares. Accordingly, a significant number of shareholders of the Company have an investment profit in the common shares that they may seek to liquidate. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction whether in the United States and/or in Canada.

Viceroy’s operating results and financial condition may be adversely impacted by currency fluctuations

The Company’s functional currency is the Canadian dollar. If the Company locates minerals on its properties, the market for sale of such minerals will be in foreign countries and may be subject to foreign currency fluctuations. Such fluctuations may materially affect the Company’s financial position and results.

Viceroy is not always able or may choose not to obtain insurance for many of the risks that it faces

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Company’s securities.

The Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance and if it becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Company’s available funds or could exceed the funds it has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following tables summarize selected financial data for Viceroy extracted from Viceroy’s audited financial statements. This financial information is stated in Canadian dollars. Information is provided in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and should be read in conjunction with Viceroy’s financial statements.

Summary of Financial Information In Viceroy’s Financial Statements:
(Canadian dollars)

Summary Consolidated Balance Sheet Information:	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003	As at June 30, 2003
Current Assets	23,260,143	14,687,617	4,954,856	556,061
Exploration Properties	19,944,753	9,920,885	6,369,419	6,015,995
Total Assets	43,253,604	24,637,943	11,324,275	6,572,056
Current Liabilities	959,140	256,582	234,687	67,673
Long Term Debt	-	-	-	-
Total Shareholders’	42,294,464	24,381,361	11,089,588	6,504,383
Equity
Capital Stock	45,116,078	25,812,231	11,284,526	6,515,196
Common Shares Outstanding	42,033,043	35,370,308	24,471,158	13,800,000

Summary Consolidated Statements of Operations and Deficit Information:	Fiscal Year ended December 31, 2005	Fiscal Year ended December 31, 2004	Fiscal Year July 1, 2003 to December 31, 2003	Fiscal Year March 31, 2003 (date of incorporation) to June 30, 2003
Total Revenues	-	-	-	-
Total Expenses	3,650,636	2,391,709	1,433,285	10,813
Interest Income	479,782	83,916	7,604	-
Net Loss	3,121,835	2,377,721	1,436,596	10,813
Income (Loss) Per Common Share (1)	(0.08)	(0.08)	(0.10)	(0.00)

(1)	The net loss per share amounts are the same on both a basic and a diluted basis.

Critical Accounting Estimates

Exploration property costs – The Company records its interest in exploration properties at cost. The cost of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. Management regularly reviews the net carrying value of each mineral property, and where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Stock-based compensation – Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the cost recognized for stock-based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

General Description of Capital Structure

The authorized share capital of the Company consists of an unlimited number of common shares without par value of which 52,641,235 were issued and outstanding as at March 21, 2006, and an unlimited number of first and second preferred shares without par value, of which none are issued and outstanding.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The common shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company. The Articles of the Company provide that the rights attached to any issued shares may not be prejudiced or interfered with unless all shareholders holding shares of the class being affected consent in writing or unless a special resolution is passed by a majority of not less than 66 2/3% of the votes cast in person or by proxy by holders of shares of that class.

The first preferred shares and second preferred shares may be issued in one or more series. The directors of the Company may by resolution of the directors before the issue of any series alter the Company's Notice of Articles to fix the number of preferred shares in a series and create, attach and define special rights such as payment of dividends and rights of redemption, conversion and retraction. Holders of first preferred shares shall be entitled to one vote in respect of each first preferred share held at general meetings. Holders of second preferred shares shall not be entitled as such to vote at any general meeting of shareholders of the Company. Holders of first preferred shares of each series rank on a parity with the first preferred shares of every other series and are entitled to preference over the second preferred shares and the common shares. Holders of second preferred shares of each series rank on a parity with the second preferred shares of every other series and are entitled to preference over the common shares.

Dividends

The Company has not declared or paid any dividends since incorporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information, prepared as of February 28, 2006, should be read in conjunction with the Company’s December 2005 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This information may contain forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events.

Description of the Business and Overall Performance

Viceroy Exploration Ltd (the “Company”) is a natural resource exploration stage Company with five 100% owned exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three zones of mineralization. The Company’s ownership interest, including surface rights, covers the entire area of known mineralization at the Gualcamayo property. Favorable geological structures at Gualcamayo are open in several directions and this will be a priority for further investigation in 2006. The Company is also carrying out a regional exploration program within the Gualcamayo property as well as programs on the adjacent Salamanca property and on its Evelina property in the High Andes.

Prior to the June 30, 2003 acquisition of the Gualcamayo property by the Company, previous drilling on the property had been completed by the then owners in three campaigns, in 1983-1988 and between 1998 and 2000. In August 2004, the Company completed its first phase exploration program on the property which included a 47 hole, 11,920 metre reverse circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling. In November 2004, the Company announced that a new resource estimate had been completed on the three zones of mineralization of the property by an Independent Qualified Person which estimate added more than 35%

to the total resources and doubled the Measured and Indicated resources. This new resource announcement was followed up by an updated National Instrument 43-101 Technical Report which was SEDAR filed in December 2004.

In January 2005, the Company announced completion of a Preliminary Economic Assessment on the main zone of mineralization within the property. Based on the recommendations of the Preliminary Economic Assessment, the Company continued engineering studies throughout 2005 in preparation for a feasibility study in 2006. During 2005, the second phase drilling program continued on the three zones of mineralization, a regional exploration program began, and in December 2005 the second phase 127 hole, approximate 27,000 metre diamond and reverse circulation drilling program was completed with final assays announced in January 2006. Progress of the drill program was behind plan throughout the year due in part to rig availability and delays in replacement parts. At the 2005 year end, there were two diamond drill and one truck mounted reverse circulation rigs on site. A fourth rig (diamond drill) was delivered to the property in late February and a fifth rig (reverse circulation) has been scheduled for arrival by April 2006.

In the 2006 first quarter, the Company plans a new resource estimate followed by an updated Preliminary Economic Assessment, continued drilling and the commencement of the feasibility study. Study conditions favorable to the project, among others, include the presence of a skilled local mining labor force; access to electrical power from the local grid; sufficient water within the property for the operations contemplated; and current metallurgical test-work indicating that the bulk of the ore is readily amenable to cyanide leaching.

On February 23, 2006, the Company announced, among others, the appointments of three senior operations management personnel; the appointments of engineering consultants for the feasibility study; completion of a regional aeromagnetic survey within the Gualcamayo and Salamanca properties which has identified areas for further exploration, including drill targets with drilling planned to commence by early April 2006; and commencement of a first stage exploration program at the Company’s wholly owned Evelina property in the High Andes which is in the proximity of a large operating gold mine. Depending on the results of the Evelina program, a joint venture partner may be sought for the property.

The 2004 increase in the resource size and quality at the Gualcamayo project together with the positive gold market combined to provide momentum for the Company in 2005 and has benefited the Company’s ability to raise equity in the capital markets. On July 5, 2005, the Company completed a bought deal financing of a total 5,750,000 common shares at $3.25 per share for gross proceeds of $18,687,500, and on February 16, 2006, the Company completed a bought deal financing of a total 9,600,000 common shares at $6.25 per share for gross proceeds of $60,000,000.

In June 2004, a farm-out option agreement was entered into on one of the Company’s other Argentine properties, Las Flechas and in June 2005, the agreement was continued for a second year in which drilling is planned. The Company is seeking a joint venture partner for the Company’s La Brea/Las Carachas property which is located in an area of ongoing mineral exploration in Argentina.

As at December 31, 2005, the Company has cash and cash equivalents of $23,116,259 substantially all of which is available as working capital and together with the $60,000,000 gross proceeds from the February 2006 bought deal financing is considered sufficient to carry out the above referred activities on the Gualcamayo gold property, regional exploration as well as for property maintenance requirements and administrative overhead for the next eighteen months.

As at December 31, 2005 and to the above-stated date of this report, the quoted price of the Company’s common shares on the TSX has exceeded the exercise prices of the Company’s outstanding stock options and warrants granted. If all outstanding options and warrants as at December 31, 2005 were exercised, a total 6,334,140 shares would be issued for cash proceeds of $14,920,485. The weighted average remaining contractual life of the 3,470,000 outstanding options is 3.69 years. The 2,864,140 outstanding warrants expire December 6, 2006. In the period from January 1, 2006 to February 28, 2006, 445,000 shares were issued for options exercised and 474,465 shares were issued for warrants exercised for combined total cash of $2,104,078.

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, cost of financing and country risks including uncertain political and economic environments, restrictions on export and repatriation of capital and profits.

Continued development of the Gualcamayo and other Argentine properties of the Company will require licenses and permits from various levels of government. The Company believes that it will be able to obtain in the future all necessary licenses and permits to continue the activities which it intends to conduct, and it intends to continue to comply in all material respects with the terms of such licenses and permits. However, there is no assurance that this will continue to occur.

The Gualcamayo property is located in a region of Argentina in which mining is of significant economic importance. The Company believes it is conducting its business there in a responsible and prudent manner and, to date, it has been able to progress as planned. Indication of this has been transparent and timely progress with the ongoing permit process to date and acceptance in the community. The Company does not maintain and does not intend to purchase political risk insurance. The majority of the Company’s funds are held in Canada and only funds sufficient to meet current obligations are transferred to Argentina. In 2004 and 2005, inflation was not an issue in Argentina.

In 2004, the directors of the Company approved establishment of a pool of US$110,000 to be used for payments to certain employees of Minas Argentinas S.A. in the eventuality that certain development events occur in future. The Company has not formally established a reserve of this amount. In 2005, undertakings totaling US$117,400 have been made by the Company to certain employees and contractors for payments upon defined development events. Beginning January 2006, the five independent directors of the Company are to receive annual fees of $24,000 for their services as directors, payable quarterly.

The directors of the Company have approved in principle a shareholders rights protection plan which the Company intends to submit to shareholders for approval at the Company’s annual meeting on April 28, 2006. Shareholders will be asked to approve the plan, subject to implementation at the discretion of the directors. As at December 31, 2005, buy out clauses in the event of a takeover (as defined) of the Company among eleven individuals total approximately $1,516,000.

Selected Annual Information

Financial data derived from the Company’s consolidated statements for each of the three most recently completed financial periods:

	Year ended	Year ended	Six months
	December 31,	December 31,	ended December
	2005	2004	31, 2003
	$	$	$
Loss for the period	3,121,835 (1)	2,377,721(2)	1,436,596(3)
Basic and diluted loss per share	(0.08) (1)	(0.08)(2)	(0.10)(3)
Total assets at end of period	43,253,604 (4)(5)	24,637,943(6)	11,324,275

(1)	includes $1,978,419 stock-based compensation
(2)	includes $1,183,085 stock-based compensation
(3)	includes $1,117,080 stock-based compensation
(4)	includes $408,926 stock-based compensation together with bonus shares capitalized to exploration properties
(5)

increase as compared to total assets as at December 31, 2004 is primarily a result of $17,283,418 net cash proceeds received from a bought deal financing and $1,420,721 cash on exercise of warrants and stock options of which $9,671,488 was expended on (deferred) property exploration, $479,782 interest income and $352,380 stock-based compensation and bonus shares capitalized to property exploration expenditures less $1,169,792 cash used in operating activities

(6)

increase as compared to total assets as at December 31, 2003 is primarily a result of $11,417,706 net cash proceeds received from a private placement and $3,068,703 cash on exercise of warrants and stock options of which $3,551,466 was expended on (deferred) property exploration and land purchase less $1,254,001 cash used in operating activities

Results of Operations

(a)	Loss for the year ended December 31, 2005:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the year ended December 31, 2005, the Company incurred period operating expenditures resulting in a loss of $3,121,835 (2004 - $2,377,721) of which, net of stock-based compensation and interest income was $1,623,198 (2004 - $1,278,552). Of this $689,772 and $304,770 was spent on cash compensation and investor relations/shareholders’ communication, respectively, $162,322 was spent on professional fees including an ongoing control certification assignment, and net $466,334 for all other period expenses. In 2004, $683,684 and $192,801 was spent on cash compensation and investor relations/shareholders’ communication, respectively, $78,224 was spent on professional fees and net $323,843 for all other period expenses.

Included in the net assets acquired by the Company in the December 2, 2003 acquisition of Consolidated Trillion Resources Ltd. (Trillion) was a $100,000 account receivable in connection with a sale agreement by Trillion of two wholly-owned subsidiary companies, one holding company incorporated in Guernsey and the second an operating company in Zimbabwe. In the 2005 fourth quarter, the Company completed the sale of the Zimbabwe company and began the wind up of the Guernsey company. Consideration received on sale was US$60,000 cash and a one-time right to buy- back a 30% interest of the company for US$1 exercisable upon expenditures, as defined, of US$400,000 on its mining claims, subject to regulatory approvals. Due to the country risk involved, the Company has not assigned a value to the buy-back right which has resulted in the $30,532 bad debt.

The $64,613 gain on sale of short-term investment and $19,935 rent recovery occurred in the 2005 third quarter as a result of the disposal by the Company of shares previously acquired in settlement of debt.

In 2005, Company representatives attended twelve industry conferences (2004 – seven industry conferences) throughout North America, hosted a number of analysts’ visits to the Gualcamayo project and made numerous presentations to interested parties in North America and Europe.

(b)	Capitalized Property Expenditures for the twelve months ended December 31, 2005 and plans for the Gualcamayo project:

In the year ended December 31, 2005, a total $10,023,868 (2004 - $3,551,466 including a $42,962 purchase of additional land) was capitalized as property expenditures, substantially all to the Gualcamayo gold property. Based on the recommendations of the January 2005 Preliminary Economic Assessment on the main zone of mineralization within the Gualcamayo property, the Company continued engineering studies throughout 2005 in preparation for a feasibility study in 2006. During 2005, the second phase program continued on the three zones of mineralization, a regional exploration program began, and in December 2005 the second phase 127 hole, approximate 27,000 metre diamond and reverse circulation drilling program was completed with final assays received in the New Year.

During the year, construction of a second camp including kitchen was completed which combined camps can accommodate 100-110 persons and construction of a permanent access road to the project began which will significantly reduce travel time when it is completed by the end of the 2006 first quarter. In 2005, the Company awarded a contract to prepare an Environmental Impact Statement intended to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed. The Company hired an experienced environmental permitting supervisor to co-ordinate this activity. Under the supervision of the Company’s principal metallurgical consultant, metallurgical test-work samples for the proposed column leach test-work have recently been shipped to the University of San Juan and the commencement of cyanide addition began in the first quarter 2006. Results from these column tests will be used for the upcoming feasibility study.

Included in cumulative deferred exploration expenditures at December 31, 2005 is $1,507,358 (2004 - $394,759) of Argentine value added tax. The Company is making application to recover amounts that are eligible; however, the recovery, if any, is uncertain.

In the 2006 first quarter, the Company plans a new resource estimate followed by an updated Preliminary Economic Assessment, continued drilling and commencement of the feasibility study.

(c)	Cash Flows for the year ended December 31, 2005:

In the year ended December 31, 2005, cash flows from a bought deal financing at $3.25 per share and the exercise of warrants and stock options totaled $18,704,139, cash used substantially all on Gualcamayo property exploration (deferred expenditures) totaled $8,917,072, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $1,169,792, resulting in an increase in cash and cash equivalents of $8,617,275 for total cash and cash equivalents at December 31, 2005 of $23,116,259. In 2005, the number of issued and outstanding common shares increased by 6,662,735 to a total 42,033,043 shares (2004 – an increase by 10,899,150 common shares to a total 35,370,308 shares).

Summary of Quarterly Results

The following table sets forth selected unaudited consolidated information for the Company for each of the eight most recently completely quarters.

				Quarter Ended
	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2005	2005	2005	2005	2004	2004	2004	2004
	$	$	$	$	$	$	$	$

Capitalized
property
acquisition and
exploration
costs	3,962,184 (2)	2,911,029 (3)	1,826,823(3)	1,323,832(3)	443,981(3)	877,031 (3)	1,470,588 (3)	406,442 (4)
Revenue(1)	-	-	-	-	-	-	-	-
Loss from
operations	1,185,816 (5)	75,071	557,240	1,303,708 (6)	658,536 (7)	673,637 (8)	466,183 (9)	579,365 (10)
Basic and
diluted loss per
share	(0.03)	(0.00)	(0.02)	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)

(1)	the Company is in the exploration stage and has no revenues
(2)	includes $214,019 stock-based compensation and $138,361 bonus shares
(3)	consists entirely of capitalized property exploration costs
(4)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(5)	includes $1,064,288 stock-based compensation
(6)	includes $1,092,697 stock-based compensation
(7)	includes $230,150 stock based compensation
(8)	includes $392,900 stock-based compensation
(9)	includes $162,920 stock-based compensation
(10)	includes $397,115 stock based compensation

Liquidity and Capital Resources

As at December 31, 2005, the Company has cash and cash equivalents of $23,116,259. Working capital at December 31, 2005 is $22,301,003, substantially all of which is available to advance the Gualcamayo project. Following completion of the 9,600,000 common share bought deal financing on February 16, 2006, the Company has in excess of $80 million which is considered sufficient to carry out the planned activities on the Gualcamayo gold property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for the next eighteen months. As at December 31, 2005 and to the above-stated date of this report, the quoted price of the Company’s common shares on the TSX has exceeded the exercise prices of the Company’s outstanding warrants and stock options granted. If all outstanding warrants and options as at December 31, 2005 were exercised, a total 6,334,140 shares would be issued for cash proceeds of $14,920,485.

Development of the Gualcamayo project beyond feasibility may require additional equity or possible debt financing.

The functional currency of the Company is the Canadian dollar and to date new funding has been raised in Canadian dollars. Included in cash and cash equivalents at December 31, 2005 is $286,688 and $640,683 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

Contractual Obligations

(a) Operating lease obligations

		Payments Due by Period
		Less than	1 – 3
	Total	1 year	years
	$	$	$

Vancouver office	118,853	75,065	43,788
Argentina office	7,377	7,377	-

	126,230	82,442	43,788

(b) Other contractual obligations

As at December 31, 2005, certain employment and consulting agreements entered into by the Company require up to twelve months notice not to renew. The Company’s purchase obligations for goods and services are in the normal course of business and are cancelable on short notice.

Transactions with Related Parties

During the year ended December 31, 2005, the Company had monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $145,092, $121,667, $110,000 and $45,000, an aggregate of $421,759. These amounts exclude compensation paid or payable beginning the month of June 2005 in the case of two of the officers for amounts as salaries pursuant to the employment agreements made effective June 1, 2005.

Fourth Quarter

(a)	Loss for the three months ended December 31, 2005:

In support of the continued exploration and development of its Gualcamayo gold property in Argentina, for the three months ended December 31, 2005, the Company incurred period operating expenditures resulting in a loss of $1,185,816 (three months ended December 31, 2004 - $658,536) which, net of stock-based compensation and interest income was $469,093 (three months ended December 31, 2004 - $455,280). Of this $177,811 and $62,139 was spent on cash compensation and investor relations/shareholders’ communication, respectively, $118,057 was spent on professional fees including an ongoing control certification assignment, and $111,086 for all other period expenses. In the three months ended December 31, 2004, $238,345 and $63,501 was spent on cash compensation including bonuses and investor relations/shareholders’ communication, respectively, $42,583 was spent on professional fees and $110,851 for all other period expenses. In the period, representatives attended one industry conference, in the United States, promoting the Company as compared to two conferences attended in the United States in the three months ended December 31, 2004.

(b)	Capitalized Property Expenditures for the three months ended December 31, 2005:

In the three months ended December 31, 2005, a total $3,962,184 was capitalized to property expenditures, substantially all to the Gualcamayo property as compared to a total $443,981 capitalized to property expenditures in the three months ended December 31, 2004, substantially all to the Gualcamayo property. Amounts capitalized to the Gualcamayo property in the period included $1,883,478 for drilling, road maintenance/drill pads, geologists’/engineers’ fees/travel/lodging, field support and assays; $531,907 toward construction of a permanent access road; $352,380 for stock- based compensation and bonus shares; $260,056 for permitting activities; and $219,361 on engineering studies.

(c)	Cash Flows for the three months ended December 31, 2005:

In the three months ended December 31, 2005, cash flows from the exercise of warrants and stock options totaled $399,338, cash used substantially all on Gualcamayo property (deferred expenditures) totaled $3,754,623, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $162,661, resulting in an decrease in cash and cash equivalents of $3,517,946 for total cash and cash equivalents at December 31, 2005 of $23,116,259.

Critical Accounting Estimates

(a)

Exploration property costs – The Company records its interest in exploration properties at cost. The cost of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. Management regularly reviews the net carrying value of each mineral property, and where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

(b)

Stock-based compensation – Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the cost recognized for stock-based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

Changes in Accounting Policies including Initial Adoption

(a)

Consolidation of variable interest entities – Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

(b)

Financial instruments – recognition and measurement, hedges, and comprehensive income – Effective January 1, 2005, the Company adopted the new accounting standards for Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income.

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt are recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available- for-sale”. Changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

There is no impact on these consolidated financial statements resulting from the adoption of the above-described new accounting standards.

(c)

Canadian generally accepted accounting principles – In 2005, the Accounting Standards Board (AcSB) approved a strategy whereby Canadian standards for public companies are to converge with International Financial Reporting Standards (IFRS) over a five-year transitional period. Presently, countries requiring or permitting IFRS for publicly traded companies include all countries in the European Union as well as Australia and Russia. The International Accounting Standards Board (IASB) is working closely with the Financial Accounting Standards Board in the US toward the convergence of existing US and international standards, and the IASB is working with both Japan and China to minimize differences between IFRS and Japanese and Chinese accounting standards, respectively. The implications of the above to Viceroy have not been determined.

(d)

Uncertain tax positions – The AcSB is undertaking a project on income taxes to converge certain aspects of Section 3465, Income Taxes, with amendments being considered as part of a joint short term convergence project underway among the FASB and IASB. Before the fore-mentioned joint project began, the FASB had issued Exposure Draft, Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement 109. Subsequently, the FASB decided to consider proposals from the joint project prior to proceeding with the Exposure Draft, Accounting for Uncertain Tax Positions.

The portion of the Canadian project addressing Accounting for Uncertain Tax Positions may be issued separately from the main project with a final standard being issued in 2006 and with an effective date in 2006. The Company has determined that the US rule, if enacted, would have no material impact on the Company’s financial statements.

(e)

Accounting for stripping costs in the mining industry – The Emerging Issues Committee (EIC) issued Draft Abstract D56 in October 2005, Accounting for Stripping Costs in the Mining Industry. This was issued as a result of Issue 04-6 releases by the US Emerging Issues Task Force regarding stripping costs incurred during the production phase of a mine, which consensus was ratified by the FASB, and which states stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced (that is extracted) during the period that the stripping costs are incurred. The US standard is effective for reporting periods beginning after December 15, 2005. In respect of stripping costs incurred during the production phase, the EIC reached a consensus that stripping costs in the production phase should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. This being the case, a difference between Canadian and US GAAP would arise. The Company will comply with the EIC pronouncement as appropriate and will report any significant differences to US GAAP.

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the financial year ended December 31, 2005. Based on that evaluation, the Company’s management, including the chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective as of the end of the 2005 financial year to provide reasonable assurance that information required to be disclosed by the Company in the 2005 annual filings is recorded, processed, summarized and reported within the regulated time period.

The Company’s management, including the chief executive officer and chief financial officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s financial year ended December 31, 2005 and that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The term “internal control over financial reporting” means a process designed by, or under supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use of disposition of the Company’s assets that could have a material effect on the financial statements.

Disclosure of Share Data as at February 28, 2006

(a)

shares authorized:

an unlimited number of common shares without par value

an unlimited number of first preferred shares without par value an unlimited number of second preferred shares without par value

(b)	shares issued and outstanding:

52,552,508 common shares with an estimated recorded value of $104,731,679

(c)	warrants and stock options outstanding:

	Number		Exercise Price	Date of Expiry
			$
Stock	100,000		0.50	September 12, 2008
Options
	590,000		1.25	December 3, 2008
	140,000		1.35	January 12, 2009
	200,000		1.25	February 19, 2009
	13,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	20,000		0.93	June 10, 2009
	400,000		1.57	September 13, 2009
	822,000		2.46	January 31, 2010
	105,000		3.24	August 15, 2010
	395,000		3.55	November 16, 2010
	90,000	(1)	4.61	December 20, 2010
	255,000	(2)	5.10	January 6, 20, 2011
	3,280,000

Warrants	2,389,675		2.75	December 6, 2006

	5,669,675

(1)	one option for 30,000 shares vested on February 21, 2006; one option for 60,000 shares is subject to vesting on March 10, 2006
(2)	two options totaling 245,000 shares are subject to vesting in equal portions over four periods ending April 30, June 30, September 30 and December 31, 2006

Other Information

(a)	Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com the Company’s website at www.viceroyexploration.com.

MARKET FOR SECURITIES

The Company was incorporated on March 31, 2003 and its shares were listed for trading on the TSX-V on November 14, 2003 under the symbol “VYE”. As of May 2, 2005, the common shares of the Company began trading on the TSX under the same symbol and was delisted from the TSX-V. The Company's shares traded on the TSX-V to April 29, 2005 and on the TSX thereafter. During the 12 months ended December 31, 2005 and the subsequent period to March 21, 2006 trading was as follows:

VYE - TSX-V and TSX

Month	Volume	High	Low
March 1 - 21, 2006	2,918,742	$7.35	$6.20
February 2006	7,113,100	$7.00	$5.15
January 2006	7,496,731	$6.75	$4.75
December 2005	4,241,152	$5.20	$3.81

Month	Volume	High	Low
November 2005	2,715,272	$4.01	$3.16
October 2005	1,133,630	$3.55	$2.95
September 2005	1,446,228	$3.75	$2.93
August 2005	1,532,745	$3.35	$2.85
July 2005	1,348,805	$3.29	$2.84
June 2005	2,968,035	$3.45	$2.75
May 2005	1,268,914	$3.40	$2.60
April 2005	2,963,528	$3.40	$2.50
March 2005	2,478,764	$3.20	$2.50
February 2005	1,330,390	$2.75	$2.24
January 2005	1,291,078	$2.80	$2.30

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders. The last annual general meeting was held on April 22, 2005.

Name, Municipality of Residence and Position	Date of Initial Appointment	Principal Occupation
W. David Black (1)(2) (3)(4) Vancouver, BC Director (Independent)	March 2003	Retired; Partner, DuMoulin Black, from 1968 to December 2003.
Richard M. Colterjohn (1)(2)(4) Toronto, ON Director (Independent)	October 2004

Managing Partner, Glencoban Capital Management Inc., October 2003 to present; President and CEO, Centenario Copper Corporation, March 2004 to present; Senior officer in corporate finance department, UBS Bunting Warburg Inc., April 1992 to April 2002, and Director of UBS Bunting Warburg Inc., April 1997 to April 2002. Also a director of Cumberland Resources Ltd. Mr. Colterjohn holds an MBA from I.M.D., Lausanne, Switzerland.

Eric W. Cunningham (3)(5) Toronto, ON Director (Independent)	December 2003	Mining Consultant
Patrick G. Downey (5) North Vancouver, BC President, CEO and Director	December 2003

President and CEO of the Company; Professional Engineer and Principal of P. Downey & Associates; President and Director of Oliver Gold Corporation, November 1997 to February 2002; Director of Canico Resource Corporation, February 2002 to February 2003; President & C.E.O., Consolidated Trillion Resources Ltd., January 1998 to December 2003.

Name, Municipality of Residence and Position	Date of Initial Appointment	Principal Occupation
John P. Fairchild Vancouver, BC CFO	March 2004	Mr. Fairchild, a Chartered Accountant, is an independent contractor. From July 1, 1994 to November 24, 2003 he was CFO and Corporate Secretary of Jordex Resources Inc./iTech Capital Corp./Sirit Inc.
Michael H. Halvorson(2)(3)(4)(5) Edmonton, AB Director (Independent)	March 2003	President of Halcorp Capital Ltd., a private investment and consulting company, since 1980.
Michele A. Jones Vancouver,BC Corporate Secretary	February 2004

Prior to joining the Company, Miss Jones was Executive Vice President, Administration, and Corporate Secretary of Cross Lake Minerals Ltd., a TSX listed exploration company, from April 1997 to December 2003. She has served as Corporate Secretary of several natural resource public companies since 1990. Miss Jones holds a B.A. in Spanish.

Robert V. Matthews (1)(2)(4) North Vancouver, BC Director (Independent)	March 2003	President, Sheppards Building Materials Inc. Mr. Matthews is a Chartered Accountant.
Ronald K. Netolitzky (5) Victoria, BC Chairman and Director	March 2003

Chairman since April 2003; past President March 2003 to December 2003; Chairman of Consolidated Trillion Resources Ltd. from January 1999 to December 2003; Consulting Geologist, Keewatin Consultants, a division of Chintz & Co., 49.6% held by Mr. Netolitzky .

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the corporate governance and nominating committee.
(4)	Member of the take-over response committee.
(5)	Member of environmental and safely committee

As of the date of this AIF the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or over which control or direction is exercised, 2,918,559 shares representing 5% of securities of each class of voting securities of the Company or any of its subsidiaries.

Cease Trade Orders , Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially, the control of the Company is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Company, in the past ten years, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manger or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Company's audit committee’s charter (the "Audit Committee Charter") is attached as Schedule B to the Company’s information circular dated March 14, 2006. The information circular of the Company may be found on SEDAR at www.sedar.com. The Audit Committee Charter is incorporated by reference into this AIF.

Composition of the Audit Committee

The following are the members of the Company's audit committee:

Robert V. Matthews (Chairman)	Independent (1)	Financially literate (1)
W. David Black	Independent (1)	Financially literate (1)
Richard M. Colterjohn (2)	Independent (1)	Financially literate (1)

(1)	As defined by Multilateral Instrument 52-110 ("MI 52-110").
(2)	Mr. Colterjohn replaced Mr. Halvorson on November 9, 2005 at which time Mr. Halvorson was appointed to the Company’s Corporate Governance and Nominating Committee.

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member may be found above under the heading “Directors and Officers”.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regards the provision of non-audit services by our external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Services Fees

Audit Fees

The aggregate fees (excluding expenses) billed by the Company's external auditors in the year ended December 31, 2005 was $83,646. These fees related to the audit of our consolidated financial statements for the period ended December 31, 2004, the audit of the non-consolidated financial statements of Minas Argentinas (Barbados) Inc. for the eight years from 1997-2004, inclusive, and to a 2005 prospectus including related translation services.

Audit-Related Fees

There were no audit-related fees billed by the Company’s external auditors in the year ended December 31, 2005.

Tax Fees

Tax fees in respect of tax planning for the corporate group billed in the year ended December 31, 2005 was $7,167.

All Other Fees

Other fees billed by the Company’s external auditors in the year ended December 31, 2005 was $2,650.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated which may materially affect the Company or its property holdings.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company save as described below:

1.

During the year ended December 31, 2005, the Company had consulting service arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $145,092, $121,667, $110,000 and $45,000, an aggregate $421,759. These amounts exclude compensation paid or payable beginning the month of June 2005 in the case of two of the officers for amounts as salaries pursuant to the employment agreements made effective June 1, 2005.

2.	During the twelve months ended December 31, 2004 and six months ended December 31, 2003, the Company paid $7,500 and $55,000, respectively, for administrative and corporate services, and office space to a company which at the time was related by virtue of common directors and officers. The arrangement terminated February 14, 2004.

3.

In the twelve months ended December 31, 2004, the Company had monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.

4.

In connection with the 2004 private placement of the Company, the independent directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm’s length investors.

5.	During the six months ended December 31, 2003, the Company paid a total $59,500 for management services to two companies each which has a common director with the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the common shares is Computershare Investor Services Inc. Vancouver, British Columbia, and Toronto, Ontario.

MATERIAL CONTRACTS

The Company has entered into the following material contracts, other than contracts entered into in the ordinary course of business, within the most recent completed financial year, or before the most recently completed financial year but is still in effect.

1.

Option Agreement dated July 26, 2004 among Deprominsa, MASA and the Company whereby Deprominsa may earn a one-time 75% interest in the Las Flechas property of the Company by making expenditures aggregating US$4.5 million over 5 years.

2.

Underwriting Agreement dated for reference November 16, 2004 among Canaccord Capital Corporation, Pacific International Securities Inc., Haywood Securities Inc. (collectively, the “Underwriters”) and the Company whereby the Company completed the brokered private placement of 5,604,650 units for gross proceeds of $12,330,230. Each unit consisted of one common share at a price of $2.20 and one half of one transferable purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.75 until December 6, 2006. The directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm's length investors. The director who so participated did not vote on the resolution to approve the private placement. In consideration for the services of the Underwriters, the Underwriters received a cash commission of $780,015 and 354,552 non-transferable brokers warrants entitling the Underwriters to purchase up to 354,552 common shares of the Company until December 6, 2006 at a price of $2.75 per common share.

3.

Underwriting Agreement dated for reference June 28, 2005 among Canaccord Capital Corporation, Orion Securities Inc., National Bank Financial Inc., and Paradigm Capital Inc. (collectively the Underwriters”), the Underwriters and the Company whereby the Company completed the brokered private placement of 5,750,000 Common Shares at a price of $3.25 per Common Share for total consideration of $18,687,500. In consideration for the services of the Underwriters, the Underwriters received a fee equal to $0.195 per Common Share (6% of the issue price) and expenses in consideration of services rendered by the Underwriters in connection with the offering. As part of the offering, the Company further granted to the Underwriters an Over-Allotment Option to purchase up to an additional 750,000 Over- Allotment Shares at a price of $3.25 per Over-Allotment Share within 48 hours prior to the Closing Date. The Over-Allotment Option was exercised by the Underwriters in full and is reflected in the gross proceeds of $18,687,500.

4.

Underwriting Agreement dated for reference February 10, 2006 among Canaccord Capital Corporation, Orion Securities Inc., National Bank Financial Inc., Paradigm Capital Inc. and Haywood Securities Inc. (collectively the “Underwriters”), and the Company whereby a brokered private placement of 9,600,000 Common Shares was completed at a price of $6.25 per Common Share for total consideration of $60,000,000. The Underwriters received a fee equal to $0.3125 per Common Share (5% of the issue price) and expenses in consideration of services rendered by the Underwriters in connection with the offering. As part of the offering, the Company granted to the Underwriters the Over-Allotment Option to purchase up to an additional 3,200,000 Over-Allotment Shares at a price of $6.25 per Over-Allotment Share within 48 hours of the announcement of the Offering. The Over-Allotment Option was exercised by the Underwriters in full and is reflected in the gross proceeds of $60,000,000.

INTERESTS OF EXPERTS

Names of Experts

1.

PricewaterhouseCoopers LLP (“PWC”) at Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, are the auditors for the Company. PWC signed the auditors’ report on the annual financial statements of the Company for the year ended December 31, 2005.

2.

AMEC Americas Limited, an engineering consulting firm and a “qualified person” for the purposes of National Instrument 43-101, is responsible for the preparation of a technical report dated January 2005, entitled “Preliminary Assessment and Economic Evaluation of Quebrada del Diablo Deposit, Gualcamayo Project”.

3.

Ronald G. Simpson, P.Geo. a principle of Geosim Services Inc., an independent consulting geologist, a member of the Association of Professional Engineers and Geoscientists of British Columbia and a “qualified person” for the purposes of National Instrument 43-101, is one of the authors responsible for the preparation of a technical report dated January 2005, entitled “Preliminary Assessment and Economic Evaluation of Quebrada del Diablo Deposit, Gualcamayo Project”.

4.

Technical Report entitled "Update on Resources: Gualcamayo Gold Project", dated December 8, 2004 was prepared by Ronald G. Simpson, P.Geo, a principle of Geosim Services Inc., a member of the Association of Professional Engineers and Geoscientists of British Columbia and an independent consulting geologist and a "qualified person" for the purposes of NI 43-101.

Interests of Experts

The Company's auditors PWC, Chartered Accountants, have prepared an independent auditors' report dated March 10, 2006 in respect of the Company’s Consolidated financial statements with accompanying notes as at and for the years ended December 31, 2005 and 2004. PWC has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

To the knowledge of the Company, none of the other experts named under "Names of Experts", held at the time that expert prepared the statement, report or valuation, has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates in connection with the preparation or certification of any statement, report or valuation prepared by such person.

ADDITIONAL INFORMATION

Additional information, is provided in

1)

the Company’s information circular dated March 21, 2006, which includes directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans; and

2)	the Company's financial statements and MD&A for its most recently completed financial year;

which may be found on SEDAR at www.sedar.com.

Copies of the above materials and the Company’s AIF are available upon request to the Corporate Secretary of the Company.